SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 30, 2004

Commission File Number 0-29874

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Enclosure: Report for the quarter and six months ended 30 June 2004 – prepared in accordance with International Financial Reporting Standards (IFRS).

Report

for the quarter and six months ended 30 June 2004

Solid operational performance constrained by strong local currencies, particularly the South African rand

Group results for the quarter...

❖ Merger with Ashanti completed and integration of assets under way
❖ Production for the quarter increased by 21% to 1.49Moz
❖ Despite a 2.5% strengthening in the rand, total cash costs were unchanged at $260/oz, and in South Africa, total cash costs in local currency decreased by 4%
❖ Average spot gold price declined 4% to $393/oz; received price of gold down $20/oz
❖ Agreement reached to acquire a 29.9% stake in Trans-Siberian Gold for £17.6m ($32m)

...and for the six months

❖ Gold production 4% lower at 2.7Moz, as a result of exceptional Morila performance in the previous corresponding half-year and sale of Jerritt Canyon in June 2003, though partly offset by additional production from Ashanti assets
❖ Total cash costs increased by 27% to $260/oz and adjusted headline earnings down 21% to $111m mainly due to a stronger rand
❖ Interim dividend of R1.70 ($0.27)/share declared. Reduced dividend arises from decline in earnings and necessity for prudence in light of uncertainty over gold price and rand/dollar exchange rate

		Quarter ended June 2004	Quarter ended March 2004	Six months ended June 2004	Six months ended June 2003	Quarter ended June 2004	Quarter ended March 2004	Six months ended June 2004	Six months ended June 2003
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**46,330**	38,416	84,746	88,218	**1,490**	1,235	2,725	2,836
Price received[3]	- R/kg / $/oz	**81,276**	87,837	84,285	89,948	**385**	405	394	349
Total cash costs[1]	- R/kg / $/oz	**55,162**	56,297	55,677	52,659	**260**	259	260	204
Total production costs[1]	- R/kg / $/oz	**68,659**	69,068	68,845	64,254	**324**	318	321	249
Financial review									
Operating profit	- R / $ million	**203**	716	919	2,302	**26**	108	134	287
Adjusted operating profit[2]	- R / $ million	**702**	884	1,586	2,298	**108**	132	240	286
Net (loss) profit	- R / $ million	**(70)**	248	178	991	**(12)**	38	26	123
Headline (loss) earnings	- R / $ million	**(22)**	286	264	1,118	**(5)**	44	39	139
Adjusted headline earnings[4]	- R / $ million	**322**	400	722	1,130	**51**	60	111	140
Capital expenditure[1]	- R / $ million	**992**	567	1,559	1,303	**150**	84	234	163
(Loss) earnings per ordinary share	- cents/share								
Basic		**(28)**	111	75	445	**(5)**	17	11	55
Diluted		**(28)**	111	75	445	**(5)**	17	11	55
Headline		**(9)**	128	111	502	**(2)**	20	16	62
Adjusted headline[4]		**127**	179	303	507	**20**	27	47	63
Dividends	- cents/share			170	375			27	51

Note:
1. 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
2. Operating profit excluding unrealised non-hedge derivatives.
3. Price received including realised non-hedge derivatives.
4. Headline (loss) earnings before unrealised non-hedge derivatives and fair value losses on interest rate swaps.

$ represents US dollar, unless otherwise stated

Quarter 2 2004

Financial and **operating review**

OVERVIEW OF THE SECOND QUARTER AND THE HALF-YEAR

This quarter saw the merger with Ashanti completed and the results of the former Ashanti operations are incorporated from the beginning of May.

As expected, the AngloGold operations improved quarter-on-quarter while the majority of the Ashanti assets continued to suffer the effects of under-capitalisation. A reduction of 5% in the received gold price saw adjusted headline earnings fall by 15% to $51m.

Gold production for the quarter increased by 21% or 255,000oz, of which 199,000oz came from the two months' production at the Ashanti operations. The Ashanti production was lower than expected due to a combination of the Siguiri embargo and the effects of the continued undercapitalisation of the Ashanti assets. It is anticipated that it will take four to six quarters for the recapitalisation strategy of the Ashanti operations, set out in some detail later in this report, to begin to yield noticeable results.

On a more pleasing note, production from the operations in all of AngloGold Ashanti's other operating countries, with the exception of Mali (Morila and Sadiola), increased quarter-on-quarter. Notably, Cripple Creek & Victor and Cerro Vanguardia, two operations which had been performing below expectations, posted gold production increases of 6% and 34% respectively.

Despite a further 2.5% strengthening in the rand to an average of R6.59 to the dollar, average total cash costs (excluding those of the Ashanti operations) went down by $1/oz to $258/oz, due to the cost reduction initiatives currently being implemented across the group. In South Africa, costs in local currency terms decreased by 4% to R59,016/kg, while operations in all countries except Mali, Namibia, Tanzania and Argentina posted modest reductions in costs. Total cash costs for the group remained virtually unchanged at $260/oz. Total production costs increased by $6/oz to $324/oz as a result of the increased cost of amortisation with the Ashanti merger.

Against this backdrop of good production and cost performance, the received price of gold fell $20/oz to $385/oz compared with an average spot price of $393/oz. The volatility of the gold price during the quarter made it difficult for the company to track the spot price, although the price received by the Ashanti operations benefited from the timing of their hedge contracts. This price may not be sustainable and while AngloGold Ashanti will continue to actively manage the hedgebook, it is expected that the Ashanti contracts will deliver prices below spot in the foreseeable future.

The fall in the received gold price reduced revenue by $29m, while adjusted operating profit fell by $24m.

Expenditure on corporate activities rose by $6m: $4m on corporate costs and $2m on exploration as a result of the inclusion of Ashanti into the expanded company. A large part of the corporate cost increase was due to integration expenses and is therefore of a non-recurring nature. Despite planned lower cash balances and increased debt resulting from the Ashanti transaction, which required the repayment of the Ashanti mandatory exchangeable notes, its revolving credit facility and transaction-related costs, net interest paid reduced by $3m. This is primarily due to an interest rate swap on the convertible bond, where the fixed interest rate was swapped for a floating rate. Tax on normal operations decreased by $17m to $14m, primarily reflecting the response of the South African tax formula to the sharp drop in the operating profits of the South African operations.

Adjusted headline earnings consequently fell by $9m to $51m. During the quarter, 41,133,752 shares relating to the Ashanti transaction were issued, giving a weighted average number of shares for the quarter of 253,046,275. Adjusted headline earnings per share accordingly fell 7 US cents/share to 20 US cents/share. There was an unrealised loss on non-hedge derivatives of $82m, compared to $24m last quarter. This loss is based on the marked-to-market value at the end of the quarter of open non-hedge contracts; the loss is an accounting calculation and not a cash item and this negative valuation does not necessarily imply that this loss will be realised in the future. As a result, the income statement shows a net loss for the quarter of $12m, compared to a profit last quarter of $38m.

For the half-year, gold production, at 2.7Moz, was some 4% lower than that of the first half of 2003. This was due to the exceptionally high production at Morila in the first half of 2003 and the sale of Jerritt Canyon in the USA in June 2003, offset by the increase in production from the Ashanti operations. The 17% strengthening of the rand against the US dollar for the six-month period, from R8.03 to R6.67, impacted dramatically on total cash costs, which increased by 27% to $260/oz. The strengthened local currency also was the major cause of the 21% decline in adjusted headline earnings to $111m, or 47 US cents/share.

The company has declared an interim dividend of 170 South African cents/share (27 US cents/share). The reduced dividend arises from the decline in earnings over the six months and the necessity for prudence in light of uncertainty over the gold price and the rand/dollar exchange rate and their possible effects on earnings in the second half of 2004.

On 1 July, AngloGold Ashanti announced an agreement to acquire a 29.9% stake in Trans-Siberian Gold plc, the UK-based holding company for the TSG Group's Russian gold business, for £17.6m ($32m). The TSG Group has three existing gold projects in the Kamchatka and Krasnoyarsk regions of Russia, in addition to an extensive exploration licence surrounding one of the projects. This modest first move into Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the operating environment.

AUDIT OF 2003 MINERAL RESOURCE AND ORE RESERVE STATEMENT

Early this year, the AngloGold Ashanti 2003 Mineral Resource and Ore Reserve Statement was submitted to independent consultants for review. The ore reserves and mineral resources from eight of AngloGold Ashanti's global operations were randomly selected and subjected to review. The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti's reserves and resources were evaluated. It is the company's intention to repeat this process periodically to ensure continued compliance with accepted practice.

PROSPECTS FOR THE THIRD QUARTER AND YEAR

For the third quarter, AngloGold Ashanti anticipates producing approximately 1.6Moz at a total cash cost of about $263/oz, assuming a rand/dollar exchange rate of R6.59. For the full year, the company expects to produce approximately 6.1Moz at a total cash cost of about $260/oz, assuming an exchange rate of R6.59 for the year. The revision to these estimates follows an in-depth review of the Ashanti integration plan post the closure of the transaction. The company remains encouraged by the potential of these assets.

OPERATING RESULTS FOR THE QUARTER

With effect from this quarter, operational commentary is reported by country rather than by operating region.

SOUTH AFRICA

At **Great Noligwa**, the volume mined increased by 6% from last quarter, due to more production shifts. The high grades experienced in the SV1 area in the previous quarter were not sustained and the yield declined by 8% to 9.95g/t. Grade is expected to

remain at this level in the foreseeable future. Gold production was 4% higher at 6,121kg (196,000oz) while total cash costs decreased by 7% to R47,340/kg ($223/oz) mainly due to the higher gold production. Despite the improved cost and production performance, the adjusted operating profit fell by 21% to R166m ($26m), reflecting the impact of the lower price received. The Lost Time Injury Frequency Rate (LTIFR) deteriorated by 13% to 10.43 lost-time injuries per million hours worked. One employee lost his life when a support pack collapsed.

At **Kopanang**, the volume mined was 8% higher, and the grade, although 8% lower than that of the previous quarter, was still in line with expectations. Gold production improved by 2% to 3,821kg (122,000oz) following the 11% higher tonnage treated, although the effects of this increase were partially offset by the lower yield. Total cash costs fell by 7% to R55,814/kg ($263/oz), mainly because of the improved gold production. The adjusted operating profit was unfavourably impacted by the lower price received and fell 30% to R69m ($10m). For the quarter, the LTIFR improved by 12% to 11.88 and the mine achieved 1 million fatality-free shifts in July.

The volume mined at **Tau Lekoa** rose by 3% as a result of a further 1% improvement in face length and a 2% increase in face advance. Yield benefited 14% from the improved mining mix to close the quarter at 4.17 g/t. Plant throughput this quarter also improved as a result of a clean-up of underground lock-up over the Easter break and from the redistribution of mining crews to allow mining of more panels per raise line. This volume, together with the higher yield, accounted for a 20% increase in gold production to 2,509kg (81,000oz). The improved gold production resulted in total cash costs decreasing by 16% to R67,030/kg ($316/oz). The improved operating results were only partially offset by the lower price received and resulted in an adjusted operating profit of R6m ($1m) for the period, following the R3m ($0.3m) operating loss reported in the March quarter. The quarter saw an 11% improvement in the LTIFR to 16.11, although two employees lost their lives in separate incidents involving underground mining equipment.

At **Moab Khotsong**, the gold production of 66kg (2,100oz) is not included in the South Africa region's production, as the revenue continues to be capitalised against pre-production costs. Commercial production is scheduled for 2006. The LTIFR was 6.55 as compared with 4.83 in the last quarter.

Savuka's volume mined remained at the same level as the previous quarter. The 10% drop in *in-*

situ mining face grade was the main reason for the 1% fall in yield to 5.87g/t, a level at which the grade is expected to remain for the foreseeable future. More tonnes were treated quarter-on-quarter, as a result of increased development, while gold production also improved by 6% to 1,162kg (38,000oz). Total cash costs were held to previous levels of R97,928/kg ($462/oz). Adjusted operating losses were impacted by a lower price received and increased from R30m ($4m) to R41m ($7m). As the mine is expected to close in 2006, labour has been reduced and, given the lower gold price, further cost management initiatives will be implemented. Despite a 2% improvement in the LTIFR, one employee died as a result of a tramming accident.

At **Mponeng**, volume mined improved 11% over the first quarter, as expected. An anticipated 8% decline in grade to 7.80g/t resulted from a drop in face values and the dilution from an increased development rate. Gold production improved by 1% to 3,266kg (105,000oz) due to the higher tonnages treated. Total cash costs, at R68,486/kg ($323/oz), were unchanged from last quarter. The lower price received, unfavourable inventory movements and higher amortisation charges resulted in an adjusted operating loss of R1m ($0.1m). One employee lost his life due to a seismic event, while the LTIFR deteriorated by 3% to 9.06.

At **TauTona**, volume mined was 1% lower than that of the previous quarter due to planned stoppages for safety reasons and a combination of reduced face advance and difficulties in negotiating a major fault. Yield fell by 11% to 10.88g/t as a result of a higher level of off-reef mining due to the fault. Gold production was held steady at 4,559kg (147,000oz). Total cash costs at R48,572/kg ($229/oz) showed a 1% increase compared to the previous quarter. The lower price received together with the marginally higher costs impacted on the adjusted operating profit, which decreased by 44% to R87m ($13m). Two employees lost their lives in a seismic-induced fall of ground incident. The LTIFR, at 7.87, improved by 24% over the previous quarter.

At **Ergo**, tonnes treated increased by 6% as a result of the higher volumes reclaimed from the 5L29 dam, reduced downtime caused by rainfall and one additional production shift. The increased volume was offset by the lower yield of 0.23g/t (8%) and resulted in gold production falling by 3% to 1,855kg (59,000oz). Total cash costs increased by 2% to R82,869/kg ($391/oz) mainly from the lower gold output. Adjusted operating loss reflected the unfavourable impact of the lower gold production and price and rose to R14m ($2m). The LTIFR improved by 67% to 1.68.

TANZANIA

At **Geita** (100% attributable from May 2004), production increased by 51% to 140,000oz due to the inclusion of ounces previously attributed to Ashanti prior to the merger. There was a 14% decline in recovered grade to 3.46g/t, in line with expected grades for the rest of this year. Total cash costs increased by 19% to $226/oz as a consequence of decreased production and increased mining contractor costs. Adjusted operating profit fell by 20% due to the additional amortisation on the fair value placed on the 50% of Geita acquired in the merger. LTIFR increased to 0.94 with two lost-time injuries recorded following the previous lost-time injury-free quarter.

MALI

At **Morila** (40% attributable), production declined by 21% to 34,000oz as a result of a 27% decrease in recovered grade to 3.06g/t, primarily encountered at mining blocks on the periphery of the pit. Volume milled increased over the previous quarter and indications are that the milling circuit is starting to reach its expansion design throughput of 350,000tpm. Additional CIL tanks have been completed, though the commissioning of the thickener and the new tailings disposal has been delayed.

Operational problems caused by difficulties in integrating the expansion project reduced throughput and recoveries below planned levels and had a negative impact on the results for the quarter. Additional resources have been allocated to address these issues and a technical plan has been implemented to urgently return the mine to planned performance levels. A significant operational improvement is expected in the third quarter, with grades increasing to approximately 4g/t in the fourth quarter.

In June, production was further affected by industrial action and a tense labour climate around the issue of a productivity bonus related to the exceptionally high grades encountered at Morila in 2002. Mine management believes that a mutually acceptable solution to this disagreement can be achieved in the near future.

For the second quarter, total cash costs increased by 51% to $238/oz due to lower gold production and increased mining contractor costs. A 6% decline in the received gold price, together with decreased production and increased total cash costs, reduced adjusted operating profit for the quarter by 92% to $0.4m.

Morila's LTIFR for the second quarter was 2.73, compared to 1.22 in the previous quarter.

At **Sadiola** (38% attributable), a 10% decrease in recovered grade to 2.82g/t was offset by a 12% increase in milled tonnage throughput. Consequently, production was 2% lower at 44,000oz. There was a 7% increase in total cash costs to $232/oz due to the lower recovered grade.

Adjusted operating profit decreased by 33% to $4m due to a 4% decline in received price and increased operating costs. Sadiola had two lost-time injuries during the quarter, bringing the LTIFR to 2.18 as compared with 0 for the first quarter of 2004.

Production at **Yatela** (40% attributable) rose by 25% to 25,000oz owing to an increase of 18% in tonnage stacked and a 1% increase in recovered grade to 3.61g/t. As a consequence of the higher production, total cash costs decreased by 13% to $238/oz and adjusted operating profit increased to $3m. Yatela had no lost-time injuries.

NAMIBIA

At **Navachab**, a 5% decrease in recovered grade was offset by a 16% increase in milled tonnage throughput, which resulted in a 7% rise in gold production to 16,000oz. Total cash costs went up by 6% to $320/oz due to the lower recovered grade. Adjusted operating profit was maintained at $1m. The transition to owner mining has progressed well ahead of schedule and while no ore was mined during the second quarter, mining commenced at the beginning of July as planned. Navachab's LTIFR decreased by 51% to 1.52 with one lost-time injury for the quarter.

GHANA

As the AngloGold Ashanti merger only became effective on 26 April 2004, two of the quarter's three months' production at **Obuasi,** as with all of the former Ashanti operations, is included in the merged company's June quarter results.

At 71,000oz, Obuasi's production was lower than planned for the partial quarter primarily due to lower ore tonnages delivered to the plant. This shortfall was the result of limited equipment availability, though the delivery of new equipment, to be completed by September, along with an operator-training programme, is expected to incrementally boost tonnages. The equipment availability problems also impacted on development rates, though the measures referred to above are expected to address this issue as well. Total cash costs were $292/oz and, with the adoption of a new grade sampling approach, underground headgrade improved to 7.1g/t in June. Grades are expected to remain at current levels for the foreseeable future or improve slightly as the gains of this programme are realised.

Lower than expected recoveries were achieved at the main sulphide treatment plant during the first half of the

year due to plant remediation and maintenance, which should eliminate the necessity of any major maintenance work on the plant during the second half of the year. A sulphide treatment plant upgrade, scheduled for completion by the end of July, is also expected to improve process control. The LTIFR was 3.59 for the attributable period.

At **Bibiani,** gold production of 25,000oz for the partial quarter was slightly lower than planned due to interrupted mining in the main pit, the result of a highwall failure. Gold production will increase during the second half of the year as full access to the main pit is resumed. Decreased plant recoveries and throughput also contributed to the lower than anticipated production for the partial quarter. With the resumption of mining in the main pit, however, throughput at the plant is expected to increase and, combined with a new flash flotation and re-grind mill circuit commissioned in the first half of the year to treat the refractory ore, is expected to have a positive impact on gold recoveries in the coming months. Total cash costs of $237/oz were recorded for the partial quarter. No lost-time injuries occurred during the quarter.

Underground mine development at Bibiani will continue in earnest throughout the rest of the year, with a focus on immediate rehabilitation of old shafts and the development of a promising virgin block located south of the main pit up to 12 level. Old tailings reclamation is planned to commence by year-end and is expected to deliver 4.7Mt at 1.03g/t and at an anticipated recovery rate of 60% over three years.

At **Iduapriem** (85% attributable), production for the partial quarter was 27,000oz at a total cash cost of $309/oz. Plant throughput was reduced as a result of unusually hard ore, problems with the crusher and sand in the tanks. Lower residence time coupled with high residue values also impacted negatively on gold recoveries and throughput.

To help resolve these issues, crusher and mill optimisation will be completed in the second half of the year, along with the installation of a trash screen to reduce volumetric constraints in the CIL circuit and a fourth leach tank will be constructed to improve residence time and recovery. Closure of the heap leach operations at Iduapriem was completed during the second quarter, which will result in lower than expected production for the year, though the various initiatives at the CIL are expected to deliver better throughput and recoveries to offset the initial heap leach loss. No lost-time injuries occurred during the quarter.

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable)**,** the partial quarter's lower-than-expected gold production of 17,000oz at a total cash cost of $386/oz, reflected the effects of a government embargo implemented during the second quarter. Management continues to work with the government of Guinea toward a speedy resolution, so as to minimise the effect of the embargo on the full year's production.

Construction of the carbon-in-pulp plant is continuing, although commissioning of the project is likely to be delayed as a result of the embargo. No lost-time injuries occurred during the quarter.

ZIMBABWE

Freda-Rebecca produced 4,000oz this partial quarter at a total cash cost of $447/oz. Mining was severely constrained by non-availability of trackless mining equipment and material resources. No lost-time injuries occurred during the quarter.

USA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), production was 6% higher than the previous quarter at 76,000oz, due to higher recoveries resulting from improved crusher production and increased lime application over the past 12 months. Total cash costs remained the same at $208/oz. Adjusted operating profit increased from $1m to $4m. There were no lost-time injuries for the quarter.

The new processing facilities exceeded design capacity during the quarter and haul truck hours ended the quarter slightly above planned levels. Phase 4C of the leach pad construction began in May. A leach pad drilling programme also commenced in the second quarter to improve understanding of physical conditions within the leach pad and validate leach pad inventory. Results will be compiled and evaluated during the second half of the year.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production went up as planned by 34% to 47,000oz due to a 20% increase in ore treated as a result of the recent plant upgrade and a 10% improvement in grade. Management continues to focus on achieving the best mix of feed from low and higher grade pits, the stripping ratio and the dewatering of high grade pits. Total cash costs were 2% up at $187/oz, mainly owing to an 8% reduction in silver produced and the lower price received for the metal, higher royalties paid on increased sales and higher fuel and maintenance costs, which were partially offset by improved production. Adjusted operating profit, at $3m, remained at the previous quarter's level.

In mid-June, Cerro Vanguardia settled its Senior Loan by bringing forward the payment of the last $12m instalment due in December.

The LTIFR for the quarter improved by 30% to 7.24 following the implementation of a new action plan designed to focus on major safety risks.

BRAZIL

At **AngloGold Ashanti Brazil** (the new name given to the operations previously collectively known as Morro Velho), gold production increased by 25% to 65,000oz, due to a 16% increase in ore treated at Cuiabá, Engenho D'água and Córrego do Sitio mines. Total cash costs were 7% lower at $129/oz mainly due to the higher gold production. Adjusted operating profit was up by 75% to $14m, mainly due to the higher volumes sold at a higher realised price and at lower production costs. The LTIFR improved by 70% to 0.75.

At **Serra Grande** (50% attributable), gold production was maintained at 23,000oz. Total cash costs were 4% lower at $125/oz and adjusted operating profit improved by 25% to $5m. There were no lost-time injuries recorded during the quarter.

AUSTRALIA

Production at **Sunrise Dam** increased by 11% to 97,000oz from 87,000oz in the March quarter. Recovered grade rose by 22% from 2.84g/t to 3.47g/t as mining operations moved into higher grade areas as planned. Total cash costs decreased by 1% to A$357/oz ($255/oz) and adjusted operating profit increased by 93% to A$27m ($18m) due to the higher grade. For the quarter, 1,035m of underground decline development was completed and underground drilling is in progress. The LTIFR rate at Sunrise Dam deteriorated to 7.16 this quarter, following three lost-time injuries, including a restricted work case.

Work to update the November 2000 **Boddington** Expansion Feasibility Study project continued and all three parties involved share a commitment to complete the study and optimise the project.

Note:
- All references to price received include the realised non-hedge derivatives.
- All references to adjusted operating profit refer to operating profit excluding unrealised non-hedge derivatives.
- All references to adjusted headline earnings refer to headline earnings excluding unrealised non-hedge derivatives and fair value losses on interest rate swaps.
- In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.

Ashanti **integration update**

During this past quarter, Ashanti's London office was closed and the management team in Ghana was restructured, with associated selected retrenchment of executives and senior managers, together with the relocation of some officers to the company's corporate office in Johannesburg. Annual savings of $11m have been realised through the repayment of Ashanti's $139m Revolving Credit Facility, the termination of consulting contracts, the restructuring of insurance contracts and procurement procedures, and the closure of the London office.

The AngloGold and Ashanti African exploration teams have been merged and rationalised, and have relocated to Accra, under the leadership of Charl du Plessis. Exploration presence has been withdrawn from Sierra Leone, Burkina Faso and Cote d'Ivoire. Preparations are under way to commence exploration drilling in the Ituri region of the DRC.

OPERATIONAL ISSUES

As is noted elsewhere in this report, the Ashanti mines have recently recorded generally disappointing operating performances. The results themselves are discussed in the Financial and Operating review. However, the problems giving rise to these results and the actions put in place to overcome them are set out here. Where this is possible, the timing of the action to be taken is also provided.

1. At **Obuasi**,

▪   a lack of developed and drilled reserves, in addition to equipment availability, is negatively impacting gold production. The delivery of new equipment is in progress, principally drill rigs, loaders and trucks. Lower-than-planned development achievements are being addressed by improving the mining contractor's equipment and improving communications between mine planning and development planning. The cumulative impact of reduced development has constrained most aspects of Obuasi's mine plan to date.

In respect of ore definition drilling, areas where ore reserve definition is required are currently being identified and a process to ensure proper planning is being designed. Orders for new machines have been placed.

▪   A new mineral resource manager has been appointed and the centralisation of the MRM office and personnel at Obuasi is under way. GMSI and Datamine have been tasked to assist with a full system design and data processing. Once fully operational, the new MRM system should result in greater flexibility in life of mine planning processes, and detailed reconciliation and production reporting.

▪   In respect of mine earthmoving equipment, the overall objective is to reduce equipment from 200 units to 160 units and in the process to remove excess equipment from the mine. At the same time, the fleet is being upgraded and refurbished. A fleet size of less than 30 LHDs, including those used by the contractor, is being targeted. Orders have been placed for 17 pieces of equipment. Three LHDs and a dump truck arrived by the end of June. The balance is scheduled to arrive as planned by mid-September.

▪   As a result of holing the decline ramp in May, access between 26 and 32 Levels in South mine has been completed, enabling entry from the Sansu mine portal at South mine to 26 Level. Work is ongoing to improve the planning and excavation of truck loading points, intersections, passing areas and curves, so as to increase productivity and improve safety.

Priority has been given to work on the 32 Level connection between GCS and KMS shafts, with completion scheduled for the second quarter of next year. Once complete, it will be possible to drive from surface at South mine, through Central mine, to North mine. This will have multiple benefits for fleet mobility, maintenance and efficiency, as well as for ventilation (for South mine) and exploration, with 32 Level becoming a drilling platform.

Completion of the BSVS shaft extension is under way. Raise boring of 16 Level to 26 Level should be completed in December 2004. It will take six months to equip the conveyor drive. Targeted start to development is the third quarter of 2005, with development to KMS shaft in 2005/2006. This will allow development and effective mining of the lower blocks in Central mine.

- A project team has been set up to review all aspects of ventilation and cooling, with the immediate priority on short- and medium-term (9-24 months) interventions aimed at addressing temperatures in Central mine. An environmental manager, from the South African region, will be on site by the end of July 2004.

- A Deeps Project Team will be established later this year. In respect of exploration, thus far 45,000m of diamond drilling has been completed in Central Deeps, while drilling in North Deeps has started (drilling from 42 South and 19 North). The focus to date has been around the KMS central shaft and is now shifting to the North area. The intention is to get coverage along the whole strike of the orebody. Consideration is also being given to undertaking at least one long hole to 3km, so as to confirm structure at depth.

2. At **Iduapriem**, the key restriction lies with crushing plants. Crushing circuit optimisation is being analysed. The plant upgrade is being optimised and with improved recoveries in the CIP plant, gold production will improve. Heap leach operations at Iduapriem are being stopped for economic reasons. Performance in the second half of the year is expected to improve.

3. At **Bibiani**, development and exploration activities continue in parallel with underground production studies. Exploration and underground studies will be reviewed during the third and fourth quarters. In respect of the current mine plan, open-pit mining and ore stockpile processing will be completed in 2005. Mining of broken ore in the open pit commenced in June, following the wall failure and contractor problems, which negatively impacted production in the first two quarters. These problems notwithstanding, Bibiani should come close to meeting its annual production target.

4. At **Siguiri**, project development and production activities during the second quarter and the beginning of the third quarter have been affected by the impasse with the government of Guinea. Whilst ore has been placed on the pad, it has not been irrigated during the second quarter.

FORECAST PERFORMANCE FOR 2004

It is anticipated that the Ashanti assets will produce 310,000oz at a total cash cost of $269/oz for the third quarter of 2004 and 343,000oz at $259/oz for the fourth. As has been noted previously, management anticipates that it will take between four and six quarters for the remedies set out in this report to have a significant effect on production and efficiencies.

Exploration

AngloGold Ashanti's exploration activities are focused on discovering long-life, low-cost orebodies, utilising multi-disciplinary teams and appropriate state-of-the-art exploration techniques and technology.

In **South Africa,** surface diamond drilling at Goedgenoeg, west of Tau Lekoa, is aimed at delineating additional Ventersdorp Contact Reef (VCR) resources. The long deflection, reported on last quarter from Drillhole G51, as well as a medium deflection intersected highly faulted VCR.

Drillhole G52 collared last quarter intersected VCR at 2,385m below surface. Assay results of the original and three short deflections are listed below.

Inter-section	Corr.Width (cm)	Au g/t	cmg/t
1	197.0	5.79	1,141
2	187.1	5.44	1,018
3	187.6	9.95	1,867
4	169.3	11.14	1,886
Average	185.2	7.98	1,478

Drillhole MMB 4 drilling at Moab Khotsong testing facies and grade models in the Lower Mine Block intersected the Vaal Reef at 3,204m below surface with short deflections currently in progress. The assay result of the original intersection is listed below.

Inter-section.	Corr.Width (cm)	Au g/t	cmg/t
1	129.2	53.37	6,895

At Geita in **Tanzania**, diamond and RC drilling to test an extension to the mineralisation west of the Nyakanga pit was completed. Results are consistent with those of previous campaigns. Reconnaissance RC drilling of a structural target situated 300m south of the Nyankanga pit has yielded positive results.

Down-dip extension diamond drilling at Geita Hill continues in the North East Extension area, with positive results.

A high-resolution heliborne magnetic survey was completed at the greenfields Kigosi prospect, located 150km south-west of Geita.

At Sadiola in **Mali**, Phase VII infill drilling of the hard sulphides continued during the quarter and 48% of the programme is complete. Results to date remain consistent with those from previous drill campaigns.

Satellite oxide exploration continued to focus on resource conversion drilling at FE3 Southern Extension and the FE3/FE4 "Gap" where results continue to confirm the grade and tenor of previous drilling.

Greenfields exploration in South Mali continued at Kola, south of Morila, where follow-up Rotary Airblast (RAB) drilling has produced anomalous intersections. At the Banzana permit, which is located 150km south-west of Morila on the Cote d'Ivoire border, follow-up first phase reverse circulation (RC) drilling of RAB anomalies was completed with assay results pending. Additional RC drilling at Garalo located 100km south-west of Morila was completed this quarter with assay results pending.

In **Ghana** at Obuasi, exploration continued to focus on drilling below 50 Level.

In **Guinea** at the Siguiri operation, drilling targeted possible strike and depth extensions to the existing pits and additional mineralisation within the immediate area.

In **North America** at Cripple Creek & Victor (CC&V) in **Colorado**, exploration focused on infill drilling at Main Cresson and Upper Cresson (Wildhorse Extension). In addition, drilling continued testing deeper high-grade vein system targets.

Greenfields exploration in **Alaska** focused on surface geochemical and geophysical surveys at the ER, Eagle and Livengood projects. Drilling will commence shortly at the ER and Eagle projects in the West Pogo area. Positive results from the regional sampling programme in the Pogo area has led to additional land acquisition in the region.

Farm-out activities continue on the Red Lake West End properties in **Canada** and in **Nevada.**

In **Brazil** at Cachorro Bravo, Córrego do Sítio, down-plunge drill testing continued to define the limits to the 200 and 300 ore horizons at depth. The mineralisation is not fully closed off, and further drilling will be required.

A total of 228m of underground ore development has now been completed on the 200 horizon with channel sample results from 70 faces taken at

3.25m intervals averaging 13.37g/t over a horizontal width of 2.85m. Underground ore development during the quarter has expanded to include the 101 and the 300 horizons.

Down-plunge testing of mineralisation continued on the Forquilha Sul/Corpo IV orebody at Crixas with intermediate results.

At CVSA in **Argentina,** drilling was completed at the Paula Centro vein within the central mining area to delineate additional high-grade open-pit ounces. Results to date are in line with expectations and have also highlighted the potential upside at depth. Further drilling is in progress at the Loma Norte and Mangas Sur veins. The 2004 drilling campaign has generated 180,000oz of Mineral Resource so far this year.

Drilling of the high sulphidation AR 38 target in the Ayacucho district in Peru yielded negative results. Target generation and evaluation continues within various areas of the country. Several companies have submitted formal offers for the La Rescatada project.

At Sunrise Dam in **Australia**, deeper drilling from underground and surface of the Sunrise Shear Zone, Northern Deeps, Middle Deeps, Astro and Dolly lodes continued. New mineralised zones were intersected to the east of the current decline, to the east of the Hammerhead lode, to the north of the current pit as well as extending the Cosmo structure 400m down dip.

In the Laverton region, acquisition of the Jasper Hills project, including the Fish and Lord Byron prospects, was finalised. At Lord Byron, a detailed geophysical survey was completed with drilling of the existing resource and testing of new targets commencing in early July.

Greenfields exploration activities concentrated on the Tropicana East JV with the completion of a geophysical survey and geochemical sampling. At Yamarna, access agreements to a significant portion of the project have progressed well with drilling likely to commence next quarter.

In **Mongolia**, geophysical programmes were completed at the Ikh Shankh property with drilling planned for the second half of 2004.

An office has been established in Beijing to seek exploration and business opportunities in **China**.

Note:
Unless otherwise stated, all intercepts are drilled widths

Review of the **gold market**

The second quarter of the year saw a major correction in the three-year rise in the spot price of gold. Until this quarter, the US dollar spot price of gold had risen every quarter since the beginning of 2001 (except for a slight retracement in the second quarter of 2003). During the most recent quarter, the average price of $393/oz was $15, or 4% lower than the previous quarter. Trading ranges within the quarter saw the spot price fall by $59/oz, from a high of $430/oz in early April, to $371/oz in mid-May. The gold price at the end of the quarter was $394/oz, over $30 lower than the opening price for the quarter.

See Graph A "Quarterly Average US Dollar Gold Spot Price: March 2001- June 2004".

The period under review saw price volatility in a number of markets besides gold. The rand strengthened from a weak point of R7.15 to the US dollar, to close the quarter 14% stronger at R6.16. As a result of moves in both the gold and rand markets, the South African price of gold fell during the quarter from a high of almost R88,000/kg to a closing price of R78,000/kg.

During July, we have seen some recovery in the dollar spot price of gold, but the benefits of this recovery have been offset by strengthening gold producer currencies. Both the rand and the Australian dollar have risen against the US dollar since the end of the quarter.

GOLD PRICE DRIVERS

During much of the first half of 2004, the spot price of gold traded in a far looser relationship to the US dollar/euro exchange rate than had prevailed during the latter half of 2003. The sharp fall in the spot price in April was brought about in part by surprisingly positive US economic data, and consequent inflation fears, and in part by a scare in commodity markets in general, triggered by the announcement of stricter credit controls in China to curb credit expansion in that economy and slow the pace of growth that China has enjoyed in the past year.

However, during the latter part of the quarter, and in July, the gold price has reverted to a much closer relationship to changes in the value of the dollar against the euro. The resumption of dollar weakness against the euro since mid-May has triggered new buying in gold as a currency hedge, lifting the price of the metal to almost $400/oz by the end of the quarter, and to $408/oz during July.

As has been the case throughout this price rise, investor and speculator interest in gold has been the direct mover of the gold price, reflected specifically in changes in the open position in gold contracts on the New York Commodities Exchange (Comex). On Comex, this quarter saw the largest change in open positions in several years, as the net long position of Comex fell from 22.6Moz in early April to little more than 7Moz net long in mid-May. This move reflected net sales of gold by investors and speculators in that market of over 450t of gold in six weeks (see graph below). This selling pulled the spot price of gold down to touch $371/oz. in early May.

See Graph B "COTR (Gold): Futures and Options Net Position: 2003 - Today".

Since May, Comex has traded largely in a neutral zone, with small additions to the net long position. The quarter closed with Comex net long 9.7Moz or 301t. We have seen the gold price sustained by nett buying on Comex since the end of the quarter, but the market has moved largely sideways during July.

PHYSICAL DEMAND

Whilst latest figures for physical offtake of gold during the first quarter of 2004 show that demand in a number of areas improved by comparison with the poor offtake in the first quarter of 2003, the overall erosion of demand for gold for jewellery fabrication remains unchecked.

The global picture of the gold market during the past year is one in which physical supply has continued to rise modestly (driven by increases in scrap and official sector sales), whilst global offtake of gold in jewellery continues to slip (by 5.5% in 2003). The physical supply of over 900t of gold which was surplus to fabrication offtake in 2003 was squared by net dehedging, and by a sharp increase in assumed offtake of gold by investors and speculators. 2003 saw the largest physical surplus of gold in the gold market in thirty years of supply and demand statistics on this market, and the market in 2004 is certain to produce at least the same surplus or larger.

For the quarter under review, there was encouraging physical buying during the lower gold prices in the first half of the quarter. However, this offtake had softened by the end of the quarter. In India, the end of the favourable season for marriage (between December and May) saw lower levels of demand in June. In addition, rupee weakness after Indian parliamentary elections in early May wiped out rupee gains in March and April which had encouraged gold buying in India at that time, and the Indian market was further weakened as buyers were discouraged by price volatility caused by currency movements.

CURRENCIES

The major event in the currency markets this quarter was the end of several months of dollar strength against the euro, and a return to a weaker US currency.

The dollar had recovered by mid-May to $1.176 to the euro, an exchange rate last seen six months ago. Thereafter, renewed concerns with the US economy asserted themselves. This quarter saw the US trade deficit rise further, and there is little likelihood of policy change to address the US budget deficit during a presidential election year in that country. The quarter also saw the Federal Reserve signal the end of the current cycle of US monetary and interest rate policy by the first increase in the US discount rate in more than four years.

It is still unclear whether the change in interest rate policy will signal also the end of the three year cycle of dollar retracement against the euro. On balance, we believe that structural factors should prevail, and that the US currency is likely to continue weaker. There are, however, differences of opinion as to how far it might weaken. As we have seen on two occasions already, European leaders are uncomfortable and concerned for their economy as the American currency approaches $1.30 to the euro, and some public resistance should be expected from Europe if the dollar returns to those levels.

The South African currency has again strengthened disproportionately against the dollar, gaining ground as a result against other major currencies as well. Since the end of the quarter, the rand has returned to an exchange rate of R6 to the dollar, a level at which the currency traded five years ago. Whilst the Reserve Bank remains focused on an inflation target to guide its interest rate and monetary policy, it would seem that little relief will come from official policy in moderating the negative effects of the stronger currency on production and employment in the South African export industries.

HEDGING

As at 30 June 2004, the net delta hedge position of AngloGold Ashanti was 12.5Moz, or 389t, at a spot price of gold of $393.25/oz. This net delta volume was made up of an amount of 7Moz (218t) in the original AngloGold Limited hedge, and 5.5Moz (171t) of hedge taken on with the merger with Ashanti Goldfields at the end of April 2004. This delta position reflects a reduction of 1.5Moz or 46t in the net size of the combined hedges compared with the previous quarter. The marked-to-market value of this combined position as at 30 June 2004 was negative $927m, reflecting the increase in the size of the hedge following the merger with Ashanti Goldfields. The company has continued to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold.

GRAPH A

Quarterly Average US Dollar Gold Spot Price: March 2001- June 2004

$/oz



GRAPH B

**COTR for GOLD: FUTURES & OPTIONS NET POSITION
2003 - TODAY**

Net Position: Moz

Price:US$/oz



Hedge **position**

As at 30 June 2004, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the merged company on this date was 12.5Moz or 388.9t (at 31 March 2004, AngloGold's reported a net delta hedge tonnage was 8.16Moz or 253.9t; Ashanti on that date had a net delta tonnage of 5.8Moz or 180.3t; these figures includes each company's attributable share in Geita).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $927.1m (negative R5.71bn) as at 30 June 2004 (as at 31 March 2004: AngloGold Limited reported a valuation of negative $651.9m, or R4.1bn; Ashanti's hedge had a marked-to-market value of negative $562m). This value at 30 June 2004 was based on a gold price of $393.25/oz, exchange rates of R/$6.16 and A$/$0.69 and the prevailing market interest rates and volatilities at that date.

As at 28 July 2004, the marked-to-market value of the hedge book was a negative $863.5m (negative R5.44bn), based on a gold price of $387.75/oz and exchange rates of R/$6.2950 and A$/$0.7006 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2004	2005	2006	2007	2008	2009-2013	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	26,749	51,523	40,416	38,519	28,256	60,719	246,182
	$ per oz	$326	$329	$341	$343	$360	$367	$346
Put options purchased	Amount (kg)	2,351	3,381	5,481	1,455			12,668
	$ per oz	$349	$347	$355	$292			$345
	*Delta (kg)	600	808	1,286	85			2,779
Put options sold	Amount (kg)	7,900	2,799	4,354				15,053
	$ per oz	$343	$345	$339				$342
	*Delta (kg)	987	462	720				2,169
Call options purchased	Amount (kg)	7,706	5,401	1,538	2,003			16,648
	$ per oz	$343	$347	$370	$361			$349
	*Delta (kg)	7,170	4,407	1,107	1,553			14,237
Call options sold	Amount (kg)	17,977	34,094	22,208	19,714	20,977	44,026	158,996
	$ per oz	$368	$345	$351	$342	$353	$368	$356
	*Delta (kg)	12,831	27,655	17,459	16,444	17,218	36,013	127,620
RAND GOLD								
Forward contracts	Amount (kg)						933	933
	Rand per kg						R116,335	R116,335
Put options purchased	Amount (kg)	3,266		1,875				5,141
	Rand per kg	R79,931		R93,602				R84,917
	*Delta (kg)	2,055		723				2,778
Put options sold	Amount (kg)	6,793		1,400				8,193
	Rand per kg	R80,570		R88,414				R81,910
	*Delta (kg)	4,953		516				5,469
Call options purchased	Amount (kg)	9,126						9,126
	Rand per kg	R80,414						R80,414
	*Delta (kg)	2,896						2,896
Call options sold	Amount (kg)	2,340	3,745	5,621	746	2,986	8,958	24,396
	Rand per kg	R110,375	R148,690	R131,389	R173,119	R187,586	R216,522	R171,444
	*Delta (kg)	23	42	1,395	73	313	1,570	3,416

	Year	2004	2005	2006	2007	2008	2009-2013	Total
A DOLLAR GOLD								
Forward contracts	Amount (kg)	7,434	3,888	9,331	8,398	3,110	8,367	40,528
	A$ per oz	A$548	A$663	A$664	A$640	A$656	A$635	A$631
Put options purchased	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Put options sold	Amount (kg)	467						467
	A$ per oz	A$572						A$572
	*Delta (kg)	352						352
Call options purchased	Amount (kg)		3,110	6,221	3,732	3,110	6,221	22,394
	A$ per oz		A$724	A$673	A$668	A$680	A$712	A$691
	*Delta (kg)		363	2,689	1,929	1,827	3,921	10,729
Call options sold	Amount (kg)	1,866						1,866
	A$ per oz	A$566						A$566
	*Delta (kg)	601						601
Total net gold:	Delta (kg)	33,935	78,684	65,578	60,037	47,070	103,681	388,985
	Delta (oz)	1,091,042	2,529,744	2,108,380	1,930,243	1,513,345	3,333,407	12,506,161

The following table indicates the group's currency hedge position at 30 June 2004

	Year	2004	2005	2006	2007	2008	2009-2013	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	Rand per $							
Put options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Put options sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options sold	Amount ($)	75,000						75,000
	Rand per $	R6.46						R6.46
	*Delta ($)	7,706						7,706
A DOLLAR (000)								
Forward contracts	Amount ($)		55,237					55,237
	$ per A$		$0.59					$0.59
Put options purchased	Amount ($)							
	$ per A$							
	*Delta ($)							
Put options sold	Amount ($)							
	$ per A$							
	*Delta ($)							
Call options purchased	Amount ($)							
	$ per A$							
	*Delta ($)							
Call options sold	Amount ($)							
	$ per A$							
	*Delta ($)							
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)							
	$ per BRL							
Put options purchased	Amount ($)	6,600	600					7,200
	$ per BRL	BRL3.09	BRL3.38					BRL3.11
	*Delta ($)	1,892	290					2,182
Put options sold	Amount ($)	5,100	600					5,700
	$ per BRL	BRL2.79	BRL3.21					BRL2.83
	*Delta ($)	220	214					434
Call options purchased	Amount ($)							
	$ per BRL							
	*Delta ($)							
Call options sold	Amount ($)	6,600	600					7,200
	$ per BRL	BRL3.19	BRL3.55					BRL3.22
	*Delta ($)	3,602	233					3,835

* The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2004.

Operations **at a glance**

for the quarter ended 30 June 2004

	Price received [1]		Production		Total cash costs		Cash operating profit [2]		Adjusted operating profit [3]	
	$/oz	% Variance [4]	oz (000)	% Variance [4]	$/oz	% Variance [4]	$m	% Variance [4]	$m	% Variance [4]
Great Noligwa	**389**	(8)	**196**	4	**223**	(5)	**30**	(12)	**26**	(16)
Sunrise Dam	**422**	(12)	**97**	11	**255**	(7)	**23**	35	**18**	64
TauTona	**389**	(8)	**147**	1	**229**	3	**21**	(30)	**13**	(43)
AngloGold Ashanti Brazil	**393**	12	**65**	25	**129**	(7)	**17**	55	**14**	75
Geita [5]	**357**	3	**140**	51	**226**	19	**14**	-	**8**	(20)
Kopanang	**390**	(8)	**122**	1	**263**	(4)	**13**	(28)	**10**	(33)
Cripple Creek & Victor J.V	**327**	8	**76**	6	**208**	-	**13**	8	**4**	300
Cerro Vanguardia [6]	**361**	(2)	**47**	34	**187**	2	**10**	25	**3**	-
Mponeng	**388**	(8)	**105**	1	**323**	3	**6**	(50)	**-**	(100)
Sadiola [6]	**392**	(4)	**44**	(2)	**232**	7	**6**	(33)	**4**	(33)
Serra Grande [6]	**391**	14	**23**	-	**125**	(4)	**6**	20	**5**	25
Morila [6]	**353**	(6)	**34**	(21)	**238**	51	**4**	(56)	**1**	(92)
Tau Lekoa	**390**	(8)	**81**	21	**316**	(14)	**4**	-	**1**	100
Yatela [6]	**395**	(2)	**25**	25	**238**	(13)	**4**	100	**3**	200
Obuasi	**400**	-	**71**	-	**292**	-	**4**	-	**-**	-
Bibiani	**391**	-	**25**	-	**237**	-	**3**	-	**-**	-
Navachab	**396**	(2)	**16**	7	**320**	6	**2**	100	**1**	-
Iduapriem [6]	**400**	-	**27**	-	**309**	-	**-**	-	**-**	-
Freda-Rebecca	**418**	-	**4**	-	**447**	-	**(1)**	-	**(1)**	-
Ergo	**389**	(8)	**59**	(5)	**391**	5	**(2)**	(300)	**(2)**	(300)
Siguiri [6]	**-**	-	**17**	-	**386**	-	**(2)**	-	**(2)**	-
Savuka	**388**	(8)	**38**	9	**462**	2	**(4)**	33	**(7)**	75
Other	**-**	-	**31**	19	**-**	-	**16**	(14)	**9**	(10)
AngloGold Ashanti	**385**	(5)	**1,490**	21	**260**	-	**187**	(6)	**108**	(18)

[1] Price received includes realised non-hedge derivatives.

[2] Adjusted operating profit plus amortisation of mining assets less non-cash revenues.

[3] Operating profit excluding unrealised non-hedge derivatives.

[4] Variance June 2004 quarter on March 2004 quarter - Increase (Decrease).

[5] Attributable 100% from May 2004.

[6] Attributable.

Group **operating results**

			Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Milled	- 000 tonnes /	- 000 tons	3,471	2,806	6,277	6,728	3,825	3,094	6,919	7,416
Yield	- g / t /	- oz / t	7.43	8.11	7.74	7.85	0.217	0.237	0.226	0.229
Gold produced	- kg /	- oz (000)	25,794	22,770	48,564	52,834	830	732	1,562	1,698
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes /	- 000 tons	10,140	9,134	19,274	19,114	11,178	10,068	21,246	21,070
Yield	- g / t /	- oz / t	0.29	0.30	0.30	0.27	0.009	0.009	0.009	0.008
Gold produced	- kg /	- oz (000)	2,963	2,736	5,699	5,197	95	88	183	167
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	35,522	27,054	62,576	58,679	39,156	29,822	68,978	64,684
Treated	- 000 tonnes /	- 000 tons	4,668	2,930	7,598	7,231	5,145	3,230	8,375	7,971
Stripping ratio	- t (mined total - mined ore) / t mined ore		6.33	9.09	7.31	8.30	6.33	9.09	7.31	8.30
Yield	- g / t /	- oz / t	2.92	3.39	3.10	3.33	0.085	0.099	0.090	0.097
Gold in ore	- kg /	- oz (000)	11,459	5,848	17,307	12,762	368	188	556	410
Gold produced	- kg /	- oz (000)	13,635	9,938	23,573	24,050	439	319	758	774
HEAP LEACH OPERATION										
Mined	- 000 tonnes /	- 000 tons	17,559	17,611	35,170	26,092	19,357	19,412	38,769	28,761
Placed [1]	- 000 tonnes /	- 000 tons	5,672	4,710	10,382	8,611	6,253	5,192	11,445	9,492
Stripping ratio	- t (mined total - mined ore) / t mined ore		2.18	2.51	2.33	2.38	2.18	2.51	2.33	2.38
Yield [2]	- g / t /	- oz / t	0.84	0.84	0.84	0.93	0.024	0.025	0.025	0.027
Gold placed [3]	- kg /	- oz (000)	4,756	3,970	8,726	8,019	153	128	281	258
Gold produced	- kg /	- oz (000)	3,938	2,972	6,910	6,137	126	96	222	197
TOTAL										
Gold produced	- kg /	- oz (000)	46,330	38,416	84,746	88,218	1,490	1,235	2,725	2,836
Gold sold	- kg /	- oz (000)	45,495	38,533	84,028	88,126	1,463	1,239	2,702	2,833
Price received	- R / kg /	- $ / oz - sold	81,276	87,837	84,285	89,948	385	405	394	349
Total cash costs [4]	- R / kg /	- $ / oz - produced	55,162	56,297	55,677	52,659	260	259	260	204
Total production costs [4]	- R / kg /	- $ / oz - produced	68,659	69,068	68,845	64,254	324	318	321	249
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	385	356	372	339	12.39	11.44	11.95	10.90
Actual	- g /	- oz	356	344	351	326	11.46	11.05	11.27	10.49
CAPITAL EXPENDITURE [4] - Rm	- $m		992	567	1,559	1,303	150	84	234	163

[1] Tonnes (Tons) placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Group **income statement**

SA Rand million	Notes	Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Quarter ended June 2003 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited
Gold income		**3,705**	3,298	3,907	7,003	7,845
Cost of sales	2	**(3,091)**	(2,581)	(2,932)	(5,672)	(5,817)
		614	717	975	1,331	2,028
Non-hedge derivatives		**(411)**	(1)	119	(412)	274
Operating profit		**203**	716	1,094	919	2,302
Corporate administration and other expenses		**(105)**	(76)	(82)	(181)	(167)
Market development costs		**(22)**	(26)	(25)	(48)	(65)
Exploration costs		**(72)**	(59)	(72)	(131)	(147)
Interest receivable		**72**	83	63	155	134
Other net expenses		**(35)**	(9)	(66)	(44)	(97)
Finance costs		**(112)**	(145)	(71)	(257)	(140)
Fair value loss on interest rate swaps		**(15)**	(18)	-	(33)	-
(Loss) profit before exceptional items		**(86)**	466	841	380	1,820
Amortisation of goodwill		**(54)**	(52)	(56)	(106)	(114)
Impairment of mining assets		**-**	-	(95)	-	(95)
Profit on disposal of assets and subsidiaries		**7**	20	56	27	56
(Loss) profit on ordinary activities before taxation		**(133)**	434	746	301	1,667
Taxation	3	**87**	(149)	(266)	(62)	(604)
(Loss) profit on ordinary activities after taxation		**(46)**	285	480	239	1,063
Minority interest		**(24)**	(37)	(36)	(61)	(72)
Net (loss) profit		**(70)**	248	444	178	991
Adjusted operating profit						
The operating profit has been adjusted by the following to arrive at adjusted operating profit:						
Operating profit		**203**	716	1,094	919	2,302
Unrealised non-hedge derivatives		**499**	168	(12)	667	(4)
Adjusted operating profit		**702**	884	1,082	1,586	2,298
Headline earnings						
The net profit has been adjusted by the following to arrive at headline earnings:						
Net (loss) profit		**(70)**	248	444	178	991
Amortisation of goodwill		**54**	52	56	106	114
Impairment of mining assets		**-**	-	95	-	95
Profit on disposal of assets and subsidiaries		**(7)**	(20)	(56)	(27)	(56)
Current and deferred taxation on exceptional items	3	**1**	6	(26)	7	(26)
Headline (loss) earnings		**(22)**	286	513	264	1,118
Unrealised non-hedge derivatives and fair value losses on interest rate swaps		**514**	186	(12)	700	(4)
Deferred tax on unrealised non-hedge derivatives and fair value losses on interest rate swaps	3	**(170)**	(72)	15	(242)	16
Adjusted headline earnings		**322**	400	516	722	1,130
(Loss) earnings per ordinary share (cents)						
- Basic		**(28)**	111	199	75	445
- Diluted		**(28)**	111	199	75	445
- Headline		**(9)**	128	230	111	502
- Adjusted headline		**127**	179	232	303	507
Dividends						
- Rm					449	836
- cents per share					170	375

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Group **income statement**

US Dollar million	Notes	Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Quarter ended June 2003 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited
Gold income		**563**	488	505	1,051	977
Cost of sales	2	**(470)**	(381)	(380)	(851)	(726)
		93	107	125	200	251
Non-hedge derivatives		**(67)**	1	17	(66)	36
Operating profit		**26**	108	142	134	287
Corporate administration and other expenses		**(16)**	(11)	(11)	(27)	(21)
Market development costs		**(3)**	(4)	(3)	(7)	(8)
Exploration costs		**(11)**	(9)	(9)	(20)	(18)
Interest receivable		**11**	12	9	23	17
Other net expenses		**(5)**	(2)	(11)	(7)	(14)
Finance costs		**(17)**	(21)	(9)	(38)	(17)
Fair value loss on interest rate swaps		**(2)**	(3)	-	(5)	-
(Loss) profit before exceptional items		**(17)**	70	108	53	226
Amortisation of goodwill		**(8)**	(8)	(7)	(16)	(14)
Impairment of mining assets		**-**	-	(12)	-	(12)
Profit on disposal of assets and subsidiaries		**-**	4	7	4	7
(Loss) profit on ordinary activities before taxation		**(25)**	66	96	41	207
Taxation	3	**15**	(22)	(34)	(7)	(75)
(Loss) profit on ordinary activities after taxation		**(10)**	44	62	34	132
Minority interest		**(2)**	(6)	(5)	(8)	(9)
Net (loss) profit		**(12)**	38	57	26	123
Adjusted operating profit						
The operating profit has been adjusted by the following to arrive at adjusted operating profit:						
Operating profit		**26**	108	142	134	287
Unrealised non-hedge derivatives		**82**	24	(2)	106	(1)
Adjusted operating profit		**108**	132	140	240	286
Headline earnings						
The net profit has been adjusted by the following to arrive at headline earnings:						
Net (loss) profit		**(12)**	38	57	26	123
Amortisation of goodwill		**8**	8	7	16	14
Impairment of mining assets		**-**	-	12	-	12
Profit on disposal of assets and subsidiaries		**-**	(4)	(7)	(4)	(7)
Current and deferred taxation on exceptional items	3	**(1)**	2	(3)	1	(3)
Headline (loss) earnings		**(5)**	44	66	39	139
Unrealised non-hedge derivatives and fair value losses on interest rate swaps		**84**	27	(2)	111	(1)
Deferred tax on unrealised non-hedge derivatives and fair value losses on interest rate swaps	3	**(28)**	(11)	2	(39)	2
Adjusted headline earnings		**51**	60	66	111	140
(Loss) earnings per ordinary share (cents)						
- Basic		**(5)**	17	26	11	55
- Diluted		**(5)**	17	25	11	55
- Headline		**(2)**	20	30	16	62
- Adjusted headline		**20**	27	30	47	63
Dividends ~						
- $m					72	113
- cents per share					27	51

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

~ Dividends are translated at actual rates on date of payment. The current period is an indicative rate only.

Group **balance sheet**

SA Rand million	As at June 2004 Unaudited	As at March 2004 Unaudited	As at June 2003 Unaudited	As at December 2003 Audited
ASSETS				
Non-current assets				
Tangible assets	**34,079**	18,082	18,283	18,427
Intangible assets	**2,524**	2,545	2,980	2,749
Investments in associates	**43**	47	155	47
Other investments	**133**	125	237	86
Other non-current assets	**520**	964	853	1,011
Derivatives	**832**	696	592	630
	38,131	22,459	23,100	22,950
Current assets				
Inventories	**2,511**	1,853	1,778	2,050
Trade and other receivables	**1,873**	1,542	1,523	1,461
Cash and cash equivalents	**3,458**	5,868	2,330	3,367
Current portion of other non-current assets	**385**	103	67	59
Derivatives	**1,904**	2,062	1,954	2,515
	10,131	11,428	7,652	9,452
TOTAL ASSETS	**48,262**	33,887	30,752	32,402
EQUITY AND LIABILITIES				
Equity	**19,782**	11,104	12,464	11,222
Non-current liabilities				
Borrowings	**8,088**	7,977	4,122	5,383
Provisions	**2,117**	1,808	1,798	1,832
Deferred taxation	**8,268**	4,091	3,953	3,986
Derivatives	**2,123**	2,086	1,200	2,194
	20,596	15,962	11,073	13,395
Current liabilities				
Current portion of borrowings	**2,125**	2,151	2,547	2,340
Trade and other payables	**2,940**	1,971	2,181	2,339
Taxation	**157**	141	193	164
Derivatives	**2,662**	2,558	2,294	2,942
	7,884	6,821	7,215	7,785
TOTAL EQUITY AND LIABILITIES	**48,262**	33,887	30,752	32,402

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Group **balance sheet**

US Dollar million	As at June 2004 Unaudited	As at March 2004 Unaudited	As at June 2003 Unaudited	As at December 2003 Audited
ASSETS				
Non-current assets				
Tangible assets	**5,473**	2,877	2,443	2,764
Intangible assets	**405**	405	398	412
Investments in associates	**7**	7	21	7
Other investments	**21**	20	32	13
Other non-current assets	**83**	153	114	153
Derivatives	**134**	111	79	94
	6,123	3,573	3,087	3,443
Current assets				
Inventories	**403**	295	238	307
Trade and other receivables	**301**	245	203	219
Cash and cash equivalents	**555**	934	311	505
Current portion of other non-current assets	**62**	16	9	9
Derivatives	**306**	328	261	377
	1,627	1,818	1,022	1,417
TOTAL ASSETS	**7,750**	5,391	4,109	4,860
EQUITY AND LIABILITIES				
Equity	**3,177**	1,767	1,666	1,684
Non-current liabilities				
Borrowings	**1,299**	1,269	551	807
Provisions	**340**	288	240	275
Deferred taxation	**1,328**	651	528	598
Derivatives	**341**	332	160	329
	3,308	2,540	1,479	2,009
Current liabilities				
Current portion of borrowings	**341**	342	340	351
Trade and other payables	**471**	313	291	350
Taxation	**25**	22	26	25
Derivatives	**428**	407	307	441
	1,265	1,084	964	1,167
TOTAL EQUITY AND LIABILITIES	**7,750**	5,391	4,109	4,860

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Group **cash flow statement**

SA Rand million	Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Quarter ended June 2003 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited
Cash flows from operating activities					
Cash generated from operations	**761**	549	1,106	1,310	2,583
Interest received	**61**	72	53	133	115
Environmental and other expenditure	**(13)**	(17)	(33)	(30)	(83)
Dividends received from associates	**-**	-	-	-	9
Finance costs	**(78)**	(175)	(58)	(253)	(144)
Recoupment tax received: Free State assets	**-**	-	681	-	681
Recoupment tax paid: Free State assets	**-**	-	(681)	-	(681)
Taxation paid	**(56)**	(105)	(547)	(161)	(628)
Net cash inflow from operating activities	**675**	324	521	999	1,852
Cash flows from investing activities					
Capital expenditure	**(992)**	(567)	(538)	(1,559)	(1,026)
Proceeds from disposal of mining assets	**9**	26	14	35	14
Investments acquired	**(2)**	-	(3)	(2)	(3)
(Acquisition) disposal of subsidiary	**(802)**	-	8	(802)	8
Loans advanced	**(32)**	(1)	(6)	(33)	(8)
Repayment of loans advanced	**106**	3	7	109	7
Net cash outflow from investing activities	**(1,713)**	(539)	(518)	(2,252)	(1,008)
Cash flows from financing activities					
Proceeds from issue of share capital	**1**	11	3	12	20
Share issue expenses	**(1)**	-	(1)	(1)	(2)
Proceeds from borrowings	**60**	6,737	75	6,797	148
Repayment of borrowings	**(1,379)**	(3,192)	(305)	(4,571)	(413)
Dividends paid	**(59)**	(758)	(38)	(817)	(1,560)
Net cash (outflow) inflow from financing activities	**(1,378)**	2,798	(266)	1,420	(1,807)
Net (decrease) increase in cash and cash equivalents	**(2,416)**	2,583	(263)	167	(963)
Translation	**6**	(82)	(93)	(76)	(251)
Opening cash and cash equivalents	**5,868**	3,367	2,686	3,367	3,544
Closing cash and cash equivalents	**3,458**	5,868	2,330	3,458	2,330
Cash generated from operations					
(Loss) profit on ordinary activities before taxation	**(133)**	434	746	301	1,667
Adjusted for:					
Non-cash movements	**(66)**	42	81	(24)	125
Non-cash movement on derivatives	**425**	189	(26)	614	(15)
Amortisation of mining assets	**600**	446	444	1,046	893
Deferred stripping costs	**(40)**	(74)	(70)	(114)	(128)
Interest receivable	**(72)**	(83)	(63)	(155)	(134)
Finance costs	**130**	145	71	275	140
Amortisation of goodwill	**54**	52	56	106	114
Impairment of mining assets	**-**	-	95	-	95
Profit on disposal of assets and subsidiaries	**(7)**	(20)	(56)	(27)	(56)
Movement in working capital	**(130)**	(582)	(172)	(712)	(118)
	761	549	1,106	1,310	2,583
Movement in working capital					
(Increase) decrease in inventories	**(157)**	196	26	39	56
(Increase) in trade and other receivables	**(168)**	(57)	(99)	(225)	(15)
Increase (decrease) in trade and other payables	**195**	(721)	(99)	(526)	(159)
	(130)	(582)	(172)	(712)	(118)

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Group cash flow statement

US Dollar million	Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Quarter ended June 2003 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited
Cash flows from operating activities					
Cash generated from operations	**98**	120	130	218	311
Interest received	**9**	11	7	20	14
Environmental and other expenditure	**(2)**	(3)	(4)	(5)	(10)
Dividends received from associates	**-**	-	-	-	1
Finance costs	**(12)**	(26)	(8)	(38)	(18)
Recoupment tax received: Free State assets	**-**	-	91	-	91
Recoupment tax paid: Free State assets	**-**	-	(91)	-	(91)
Taxation paid	**(9)**	(15)	(62)	(24)	(72)
Net cash inflow from operating activities	**84**	87	63	171	226
Cash flows from investing activities					
Capital expenditure	**(150)**	(84)	(69)	(234)	(128)
Proceeds from disposal of mining assets	**1**	4	2	5	2
Investments acquired	**-**	-	-	-	-
(Acquisition) disposal of subsidiary	**(126)**	-	1	(126)	1
Loans advanced	**(5)**	-	(1)	(5)	(1)
Repayment of loans advanced	**16**	-	1	16	1
Net cash outflow from investing activities	**(264)**	(80)	(66)	(344)	(125)
Cash flows from financing activities					
Proceeds from issue of share capital	**-**	2	-	2	2
Share issue expenses	**-**	-	-	-	-
Proceeds from borrowings	**22**	997	9	1,019	18
Repayment of borrowings	**(213)**	(472)	(38)	(685)	(51)
Dividends paid	**(9)**	(113)	(5)	(122)	(190)
Net cash (outflow) inflow from financing activities	**(200)**	414	(34)	214	(221)
Net (decrease) increase in cash and cash equivalents	**(380)**	421	(37)	41	(120)
Translation	**1**	8	8	9	18
Opening cash and cash equivalents	**934**	505	340	505	413
Closing cash and cash equivalents	**555**	934	311	555	311
Cash generated from operations					
(Loss) profit on ordinary activities before taxation	**(25)**	66	96	41	207
Adjusted for:					
Non-cash movements	**(9)**	7	11	(2)	16
Non-cash movement on derivatives	**70**	27	(3)	97	(2)
Amortisation of mining assets	**91**	66	57	157	111
Deferred stripping costs	**(6)**	(11)	(9)	(17)	(16)
Interest receivable	**(11)**	(12)	(9)	(23)	(17)
Finance costs	**20**	21	9	41	17
Amortisation of goodwill	**8**	8	7	16	14
Impairment of mining assets	**-**	-	12	-	12
Profit on disposal of assets and subsidiaries	**-**	(4)	(7)	(4)	(7)
Movement in working capital	**(40)**	(48)	(34)	(88)	(24)
	98	120	130	218	311
Movement in working capital					
(Increase) decrease in inventories	**(29)**	13	(8)	(16)	(24)
(Increase) in trade and other receivables	**(29)**	(23)	(28)	(52)	(39)
Increase (decrease) in trade and other payables	**18**	(38)	3	(20)	39
	(40)	(48)	(34)	(88)	(24)

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Statement of **changes in equity**

	Attributable to holders of the group								
	Ordinary share capital and premium	Equity portion of convertible bond	Non-distributable reserves	Foreign currency translation	Other comprehensive income	Retained earnings	Total	Minority interest	Total equity
				SA Rand million					
Balance at December 2002	9,607	-	138	360	(1,583)	3,853	12,375	347	12,722
Movements on other comprehensive income					680		680		680
Net profit						991	991	72	1,063
Dividends paid						(1,500)	(1,500)	(60)	(1,560)
Ordinary shares issued	18						18		18
Transfer from non-distributable reserves			(1)			1	-		-
Translation			1	(540)	135		(404)	(55)	(459)
Balance at June 2003	**9,625**	**-**	**138**	**(180)**	**(768)**	**3,345**	**12,160**	**304**	**12,464**
Balance at December 2003	9,668	-	138	(755)	(2,031)	3,848	10,868	354	11,222
Movements on other comprehensive income					811		811		811
Net profit						178	178	61	239
Dividends paid						(748)	(748)	(69)	(817)
Ordinary shares issued	9,312						9,312		9,312
Issue of convertible bond		513					513		513
At acquisition of subsidiary							-	22	22
Translation				(1,579)	77		(1,502)	(18)	(1,520)
Balance at June 2004	**18,980**	**513**	**138**	**(2,334)**	**(1,143)**	**3,278**	**19,432**	**350**	**19,782**
				US Dollar million					
Balance at December 2002	1,120	-	16	43	(185)	449	1,443	40	1,483
Movements on other comprehensive income					97		97		97
Net profit						123	123	9	132
Dividends paid						(183)	(183)	(8)	(191)
Ordinary shares issued	2						2		2
Transfer from non-distributable reserves			-			-	-		-
Translation	164		2	(67)	(14)	58	143	-	143
Balance at June 2003	**1,286**	**-**	**18**	**(24)**	**(102)**	**447**	**1,625**	**41**	**1,666**
Balance at December 2003	1,450	-	21	(113)	(307)	577	1,628	53	1,681
Movements on other comprehensive income					123		123		123
Net profit						26	26	8	34
Dividends paid						(111)	(111)	(11)	(122)
Ordinary shares issued	1,368						1,368		1,368
Issue of convertible bond		82					82		82
At acquisition of subsidiary							-	3	3
Translation	230		1	(260)	-	34	5	3	8
Balance at June 2004	**3,048**	**82**	**22**	**(373)**	**(184)**	**526**	**3,121**	**56**	**3,177**

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Notes

1. **Basis of preparation:** The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

   The summarised group financial statements of AngloGold Ashanti Limited have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practices (SA GAAP), in compliance with the JSE Securities Exchange South Africa and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the company for the quarter and six months ended 30 June 2004. However, they do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) and SA GAAP and the South African Companies Act, 1973 for annual consolidated financial statements.

   Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.

2. **Cost of sales**

	Quarter ended		Six months ended		Quarter ended		Six months ended	
	June 2004	March 2004	June 2004	June 2003	June 2004	March 2004	June 2004	June 2003
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Cash operating costs	**2,492**	2,095	4,587	4,807	**378**	310	688	600
Other cash costs	**80**	59	139	133	**13**	8	21	17
Total cash costs	**2,572**	2,154	4,726	4,940	**391**	318	709	617
Retrenchment costs	**7**	25	32	5	**1**	4	5	1
Rehabilitation & other non-cash costs	**43**	41	84	49	**7**	6	13	6
Production costs	**2,622**	2,220	4,842	4,994	**399**	328	727	624
Amortisation of mining assets	**600**	446	1,046	893	**91**	66	157	111
Total production costs	**3,222**	2,666	5,888	5,887	**490**	394	884	735
Inventory change	**(131)**	(85)	(216)	(70)	**(20)**	(13)	(33)	(9)
	3,091	2,581	5,672	5,817	**470**	381	851	726

3. **Taxation**

	Quarter ended		Six months ended		Quarter ended		Six months ended	
	June 2004	March 2004	June 2004	June 2003	June 2004	March 2004	June 2004	June 2003
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Normal taxation	**49**	77	126	396	**8**	11	19	49
Deferred taxation	**33**	138	171	218	**6**	20	26	27
Deferred tax on unrealised non-hedge derivatives and fair value losses on interest rate swaps	**(170)**	(72)	(242)	16	**(28)**	(11)	(39)	2
Taxation on exceptional items	**1**	6	7	(26)	**(1)**	2	1	(3)
	(87)	149	62	604	**(15)**	22	7	75

4. Capital commitments

	June 2004	March 2004	June 2003	Dec 2003	June 2004	March 2004	June 2003	Dec 2003
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	885	931	1,123	650	142	148	150	98

5. Shares

	Quarter ended			Six months ended	
	June 2004	March 2004	June 2003	June 2004	June 2003
Authorised share capital:					
Ordinary shares of 25 SA cents each	400,000,000	400,000,000	400,000,000	400,000,000	400,000,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	778,896	778,896	778,896	778,896	778,896
Issued share capital:					
Ordinary shares	264,403,394	223,255,242	222,785,154	264,403,394	222,785,154
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896
Weighted average number of ordinary shares for the period					
Basic ordinary shares	253,046,275	223,212,890	222,737,513	238,129,583	222,737,513
Diluted number of ordinary shares	268,430,890	224,180,742	222,437,590	248,695,939	223,437,590

During the quarter, 14,400 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and 41,133,752 ordinary shares were allotted in terms of the merger with Ashanti Goldfields Company Limited. All the preference shares are held by a wholly-owned subsidiary company.

6. Exchange rates

	June 2004	March 2004	June 2003	Dec 2003
Rand/US dollar average for the year to date	6.67	6.76	8.03	7.55
Rand/US dollar average for the quarter	6.59	6.76	7.73	6.74
Rand/US dollar closing	6.23	6.28	7.48	6.67
Rand/Australian dollar average for the year to date	4.94	5.17	4.96	4.90
Rand/ Australian dollar average for the quarter	4.70	5.17	4.95	4.82
Rand/ Australian dollar closing	4.33	4.79	5.02	5.02

7. Attributable interest

Although AngloGold Ashanti holds a 66.7 % interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by Anglogold USA Inc., is repaid.

8. **Announcements**

On 26 May 2004, it was announced that the government of Guinea had placed an embargo on imports and exports by AngloGold Ashanti's Siguiri Mine. This was followed by a further announcement on 14 June 2004 in which the company advised that constructive discussions had commenced and that the supply of diesel fuel to the mine had resumed. However, the embargo on the export of gold from Siguiri remains in place. AngloGold Ashanti is using its best efforts to bring this undesirable state of affairs to a speedy and satisfactory resolution.

On 21 June 2004, AngloGold Ashanti announced that talks between management and union representatives were continuing, following the return to work by the workforce after a three day strike at Morila.

Following an announcement made on 14 November 2003 in which the company advised that an agreement had been entered into for the sale of Union Reefs Gold Mine and associated assets and tenements, AngloGold Ashanti advises that the agreement has been terminated and related negotiations for the sale have ceased but that the company continues to explore other options for the sale of these gold mining assets.

On 1 July 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc for the acquisition of a 29.9% stake in the company through an equity investment of approximately £17.6m ($32m). This first move into Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the environment.

9. **Dividend:** The directors have today declared Interim Dividend No. 96 of 170 (Interim Dividend No. 94: 375) South African cents per ordinary share for the six months ended 30 June 2004. In compliance with the requirements of STRATE, given the company's primary listing on the JSE Securities Exchange South Africa, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2004
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 5 August
Last date to trade ordinary shares cum dividend	Friday, 13 August
Last date to register transfers of certificated securities cum dividend	Friday, 13 August
Ordinary shares trade ex dividend	Monday, 16 August
Record date	Friday, 20 August
Payment date	Friday, 27 August

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 16 August 2004 and Friday, 20 August 2004, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2004
Ex dividend on New York Stock Exchange	Wednesday, 18 August
Record date	Friday, 20 August
Approximate date for currency conversion	Friday, 27 August
Approximate payment date of dividend	Friday, 7 September

Assuming an exchange rate of R6.2737/$1, the dividend payable on an ADS is equivalent to 27 US cents. This compares with the interim dividend of 50.73 US cents per ADS paid on 9 September 2003. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2004
Last date to trade and to register GhDSs cum dividend	Friday, 13 August
Record date	Friday, 20 August
Approximate payment date of dividend	Monday, 30 August

Assuming an exchange rate of R1/c1,446 the dividend payable per GhDS is equivalet to 24,58 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

10. The group financial statements for the quarter and six months to 30 June 2004 were authorised for issue in accordance with a resolution of the directors passed on 28 July 2004. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.

By order of the board

R P EDEY   **R M GODSELL**
Chairman   Chief Executive Officer

29 July 2004

Segmental reporting

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Quarter ended June 2003 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Quarter ended June 2003 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited
	SA Rand million					US Dollar million				
1. Gold income										
South Africa	1,903	2,000	2,151	3,903	4,308	289	296	278	585	536
Argentina	129	115	154	244	347	20	17	20	37	43
Australia	273	247	333	520	657	41	37	43	78	82
Brazil	258	250	286	508	575	39	37	37	76	72
Ghana	350	-	-	350	-	53	-	-	53	-
Guinea	-	-	-	-	-	-	-	-	-	-
Mali	267	276	432	543	883	42	40	56	82	110
Namibia	45	40	56	85	109	7	6	7	13	14
USA	167	153	350	320	660	25	23	45	48	82
Tanzania	299	216	145	515	305	45	32	19	77	38
Zimbabwe	11	-	-	11	-	2	-	-	2	-
Corporate	3	1	-	4	1	-	-	-	-	-
	3,705	3,298	3,907	7,003	7,845	563	488	505	1,051	977
2. Adjusted operating profit [1]										
South Africa	306	505	617	811	1,274	48	75	80	123	159
Argentina	14	24	46	38	129	3	3	6	6	16
Australia	109	61	57	170	112	17	9	7	26	14
Brazil	157	118	145	275	312	23	18	19	41	39
Ghana	-	-	-	-	-	-	-	-	-	-
Guinea	(16)	-	-	(16)	-	(2)	-	-	(2)	-
Mali	48	83	180	131	372	8	12	24	20	46
Namibia	5	8	16	13	48	1	1	2	2	6
USA	26	4	1	30	(12)	4	1	-	5	(1)
Tanzania	46	72	21	118	49	7	11	3	18	6
Zimbabwe	(4)	-	-	(4)	-	(1)	-	-	(1)	-
Corporate	11	9	(1)	20	14	-	2	(1)	2	1
	702	884	1,082	1,586	2,298	108	132	140	240	286
3. Cash operating profit [2]										
South Africa	484	668	701	1,152	1,442	75	99	90	174	180
Argentina	60	63	95	123	230	10	9	12	19	28
Australia	149	101	104	250	206	23	15	13	38	26
Brazil	192	153	191	345	406	29	23	25	52	50
Ghana	52	-	-	52	-	7	-	-	7	-
Guinea	(16)	-	-	(16)	-	(3)	-	-	(3)	-
Mali	95	133	253	228	524	14	20	33	34	65
Namibia	10	9	18	19	51	2	1	2	3	6
USA	85	78	120	163	216	13	12	16	25	27
Tanzania	89	100	37	189	84	14	15	5	29	10
Zimbabwe	(2)	-	-	(2)	-	-	-	-	-	-
Corporate	24	25	8	49	32	3	4	2	7	6
	1,222	1,330	1,527	2,552	3,191	187	198	197	385	397

[1] Operating profit excluding unrealised non-hedge derivatives.

[2] Adjusted operating profit plus amortisation of mining assets less non-cash revenues.

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Segmental reporting (continued)

	Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Quarter ended June 2003 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Quarter ended June 2003 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited
	SA Rand million					US Dollar million				
4. Capital expenditure [1]										
South Africa	**510**	416	439	926	882	**77**	62	57	139	110
Argentina	**27**	15	18	42	26	**4**	2	2	6	3
Australia	**45**	44	21	89	50	**7**	6	3	13	6
Brazil	**83**	44	57	127	104	**12**	7	7	19	13
Ghana	**65**	-	-	65	-	**10**	-	-	10	-
Guinea	**94**	-	-	94	-	**14**	-	-	14	-
Mali	**17**	18	29	35	57	**3**	2	4	5	7
Namibia	**101**	4	6	105	10	**15**	1	-	16	1
USA	**18**	16	76	34	131	**3**	2	9	5	16
Tanzania	**19**	6	17	25	32	**3**	1	2	4	4
Zimbabwe	**2**	-	-	2	-	**-**	-	-	-	-
Corporate	**11**	4	4	15	11	**2**	1	2	3	3
	992	**567**	**667**	**1,559**	**1,303**	**150**	**84**	**86**	**234**	**163**

	As at June 2004 Unaudited	As at March 2004 Unaudited	As at June 2003 Unaudited	As at December 2003 Audited	As at June 2004 Unaudited	As at March 2004 Unaudited	As at June 2003 Unaudited	As at December 2003 Audited
	SA Rand million				US Dollar million			
5. Total assets								
South Africa	**12,127**	11,893	10,849	11,883	**1,948**	1,892	1,449	1,782
Argentina	**1,811**	1,969	2,276	2,035	**290**	313	304	305
Australia	**3,898**	4,295	4,217	4,457	**626**	683	563	668
Brazil	**1,825**	1,836	2,123	1,898	**293**	292	284	285
Ghana	**10,997**	-	-	-	**1,765**	-	-	-
Guinea	**1,167**	-	-	-	**187**	-	-	-
Mali	**1,992**	2,049	2,529	2,171	**320**	327	337	326
Namibia	**200**	200	223	200	**32**	32	30	30
USA	**2,569**	2,592	3,166	2,796	**412**	412	422	418
Tanzania	**6,422**	2,493	2,845	2,586	**1,031**	396	380	388
Zimbabwe	**50**	-	-	-	**8**	-	-	-
Corporate	**5,204**	6,560	2,524	4,376	**838**	1,044	340	658
	48,262	**33,887**	**30,752**	**32,402**	**7,750**	**5,391**	**4,109**	**4,860**

	Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Quarter ended June 2003 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended March 2004 Unaudited	Quarter ended June 2003 Unaudited	Six months ended June 2004 Unaudited	Six months ended June 2003 Unaudited
	kg					oz (000)				
6. Gold production										
South Africa	**24,233**	23,338	25,286	47,571	50,128	**779**	750	803	1,529	1,612
Argentina	**1,449**	1,097	1,524	2,546	3,397	**47**	35	49	82	109
Australia	**3,008**	2,703	3,488	5,711	7,046	**97**	87	112	184	226
Brazil	**2,732**	2,334	2,471	5,066	4,856	**88**	75	79	163	156
Ghana	**3,820**	-	-	3,820	-	**123**	-	-	123	-
Guinea	**535**	-	-	535	-	**17**	-	-	17	-
Mali	**3,213**	3,352	5,110	6,565	9,967	**103**	108	164	211	320
Namibia	**503**	460	657	963	1,221	**16**	15	21	31	39
USA	**2,373**	2,237	4,152	4,610	7,702	**76**	72	134	148	248
Tanzania	**4,339**	2,895	1,925	7,234	3,901	**140**	93	62	233	126
Zimbabwe	**125**	-	-	125	-	**4**	-	-	4	-
	46,330	**38,416**	**44,613**	**84,746**	**88,218**	**1,490**	**1,235**	**1,424**	**2,725**	**2,836**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA [1]	**510**	**416**	**439**	**926**	**77**	**62**	**57**	**139**
Vaal River								
Great Noligwa Mine	65	49	66	114	10	7	9	17
Kopanang Mine	61	46	51	107	9	7	7	16
Tau Lekoa Mine	40	33	23	73	6	5	3	11
Surface Operations	20	4	-	24	3	1	-	4
Moab Khotsong	110	115	109	225	17	17	14	34
Ergo	-	-	-	-	-	-	-	-
West Wits								
Mponeng Mine	98	89	110	187	15	13	14	28
Savuka Mine	15	14	26	29	2	2	3	4
TauTona Mine	101	66	55	167	15	10	7	25
Surface Operations	-	-	-	-	-	-	-	-
ARGENTINA	**27**	**15**	**18**	**42**	**4**	**2**	**2**	**6**
Cerro Vanguardia - Attributable 92.50%	25	14	17	39	4	2	2	6
Minorities and exploration	2	1	1	3	-	0	0	0
AUSTRALIA	**45**	**44**	**21**	**89**	**7**	**6**	**3**	**13**
Sunrise Dam	43	39	20	82	6	6	3	12
Minorities and exploration	2	5	1	7	1	-	-	1
BRAZIL	**83**	**44**	**57**	**127**	**12**	**7**	**7**	**19**
AngloGold Ashanti Brazil	55	34	43	89	8	5	5	13
Serra Grande - Attributable 50%	9	5	6	14	1	1	1	2
Minorities and exploration	19	5	8	24	3	1	1	4
GHANA	**65**	**-**	**-**	**65**	**10**	**-**	**-**	**10**
Bibiani	13	-	-	13	2	-	-	2
Iduapriem - Attributable 85%	3	-	-	3	1	-	-	1
Obuasi	48	-	-	48	7	-	-	7
GUINEA	**94**	**-**	**-**	**94**	**14**	**-**	**-**	**14**
Siguiri - Attributable 85%	94	-	-	94	14	-	-	14
MALI	**17**	**18**	**29**	**35**	**3**	**2**	**4**	**5**
Morila - Attributable 40%	1	3	9	4	1	-	1	1
Sadiola - Attributable 38%	12	8	6	20	2	1	1	3
Yatela - Attributable 40%	5	6	14	11	1	1	2	2
NAMIBIA	**101**	**4**	**6**	**105**	**15**	**1**	**-**	**16**
Navachab	101	4	6	105	15	1	-	16
USA	**18**	**16**	**76**	**34**	**3**	**2**	**9**	**5**
Cripple Creek & Victor J.V.	18	16	63	34	3	2	8	5
Jerritt Canyon J.V. - Attributable 70%	-	-	13	-	-	-	1	-
TANZANIA	**19**	**6**	**17**	**25**	**3**	**1**	**2**	**4**
Geita	19	6	17	25	3	1	2	4
ZIMBABWE	**2**	**-**	**-**	**2**	**-**	**-**	**-**	**-**
Freda-Rebecca	2	-	-	2	-	-	-	-
OTHER	**11**	**4**	**4**	**15**	**2**	**1**	**2**	**3**
ANGLOGOLD ASHANTI [1]	**992**	**567**	**667**	**1,559**	**150**	**84**	**86**	**234**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**24,233**	**23,338**	**25,286**	**47,571**
Vaal River								
Great Noligwa Mine	9.95	10.81	10.06	10.35	6,121	5,866	6,065	11,987
Kopanang Mine	7.35	8.03	6.69	7.67	3,821	3,750	3,589	7,571
Tau Lekoa Mine	4.17	3.65	4.20	3.91	2,509	2,095	2,539	4,604
Surface Operations	0.55	0.57	0.58	0.56	940	817	889	1,757
Ergo	0.23	0.25	0.20	0.24	1,855	1,919	1,532	3,774
West Wits								
Mponeng Mine	7.80	8.47	9.07	8.11	3,266	3,234	3,976	6,500
Savuka Mine	5.87	5.94	6.27	5.90	1,162	1,099	1,653	2,261
TauTona Mine	10.88	12.17	11.93	11.49	4,559	4,558	5,024	9,117
Surface Operations	-	-	0.88	-	-	-	19	-
ARGENTINA					**1,449**	**1,097**	**1,524**	**2,546**
Cerro Vanguardia - Attributable 92.50%	6.39	5.81	6.70	6.13	1,449	1,097	1,524	2,546
AUSTRALIA					**3,008**	**2,703**	**3,488**	**5,711**
Sunrise Dam	3.47	2.84	2.97	3.14	3,008	2,693	2,613	5,701
Union Reefs	-	-	1.25	-	-	10	875	10
BRAZIL					**2,732**	**2,334**	**2,471**	**5,066**
AngloGold Ashanti Brazil	7.48	7.47	6.46	7.47	2,003	1,634	1,722	3,637
Serra Grande - Attributable 50%	7.87	7.65	7.94	7.76	729	700	749	1,429
GHANA					**3,820**	**-**	**-**	**3,820**
Bibiani	1.79	-	-	1.79	788	-	-	788
Iduapriem - Attributable 85%	1.48	-	-	1.48	838	-	-	838
Obuasi	3.18	-	-	3.18	2,194	-	-	2,194
GUINEA					**535**	**-**	**-**	**535**
Siguiri - Attributable 85%	1.12	-	-	1.12	535	-	-	535
MALI					**3,213**	**3,352**	**5,110**	**6,565**
Morila - Attributable 40%	3.06	4.19	9.54	3.60	1,058	1,332	2,942	2,390
Sadiola - Attributable 38%	2.82	3.15	2.52	2.97	1,386	1,385	1,237	2,771
Yatela - Attributable 40%	3.61	3.58	3.82	3.60	769	635	931	1,404
NAMIBIA					**503**	**460**	**657**	**963**
Navachab	1.46	1.54	1.90	1.50	503	460	657	963
USA					**2,373**	**2,237**	**4,152**	**4,610**
Cripple Creek & Victor J.V.	0.59	0.67	0.72	0.63	2,373	2,237	2,433	4,610
Jerritt Canyon J.V. - Attributable 70%	-	-	7.41	-	-	-	1,719	-
TANZANIA					**4,339**	**2,895**	**1,925**	**7,234**
Geita - Attributable 100% May 2004	3.46	4.02	2.58	3.66	4,339	2,895	1,925	7,234
ZIMBABWE					**125**	**-**	**-**	**125**
Freda-Rebecca	1.60	-	-	1.60	125	-	-	125
ANGLOGOLD ASHANTI					**46,330**	**38,416**	**44,613**	**84,746**
Underground Operations	7.43	8.11	7.84	7.74	25,794	22,770	26,886	48,564
Surface and Dump Reclamation	0.29	0.30	0.26	0.30	2,963	2,736	2,440	5,699
Open-pit Operations	2.92	3.39	3.18	3.10	13,635	9,938	11,830	23,573
Heap leach Operations [2]	0.84	0.84	0.92	0.84	3,938	2,972	3,457	6,910
					46,330	**38,416**	**44,613**	**84,746**

[1] Yield excludes surface operations. Attributable production year to date at Moab Khotsong yielded 104kg which will be capitalised against pre-production costs.

[2] The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.

Key operating results
PER REGION & OPERATION

Metric	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**256**	**240**	**210**	**248**	**24,213**	**23,332**	**24,984**	**47,545**
Vaal River								
Great Noligwa Mine	286	256	213	271	6,117	5,864	5,991	11,981
Kopanang Mine	230	222	159	226	3,817	3,750	3,544	7,567
Tau Lekoa Mine	201	173	174	187	2,506	2,095	2,510	4,601
Surface Operations	952	793	658	871	939	817	879	1,756
Ergo	330	342	260	336	1,855	1,918	1,532	3,773
West Wits								
Mponeng Mine	231	227	245	229	3,263	3,233	3,926	6,496
Savuka Mine	123	111	116	117	1,161	1,098	1,629	2,259
TauTona Mine	324	315	298	319	4,555	4,557	4,955	9,112
Surface Operations	-	-	-	-	-	-	18	-
ARGENTINA	**814**	**628**	**1,052**	**722**	**1,438**	**1,215**	**1,605**	**2,653**
Cerro Vanguardia - Attributable 92.50%	814	628	1,052	722	1,438	1,215	1,605	2,653
AUSTRALIA	**2,391**	**2,163**	**2,265**	**2,277**	**3,011**	**2,706**	**3,660**	**5,717**
Sunrise Dam	2,827	2,526	2,782	2,676	3,010	2,695	2,797	5,705
Union Reefs	-	240	1,874	151	1	11	863	12
BRAZIL	**687**	**588**	**529**	**638**	**2,703**	**2,372**	**2,541**	**5,075**
AngloGold Ashanti Brazil	640	521	443	581	2,014	1,645	1,763	3,659
Serra Grande - Attributable 50%	861	840	957	850	689	727	778	1,416
GHANA	**303**	**-**	**-**	**303**	**3,800**	**-**	**-**	**3,800**
Bibiani	1,024	-	-	1,024	788	-	-	788
Iduapriem - Attributable 85%	609	-	-	609	845	-	-	845
Obuasi	210	-	-	210	2,167	-	-	2,167
GUINEA	**273**	**-**	**-**	**273**	**-**	**-**	**-**	**-**
Siguiri - Attributable 85%	273	-	-	273	-	-	-	-
MALI	**1,380**	**1,440**	**2,499**	**1,410**	**3,344**	**3,247**	**5,076**	**6,591**
Morila - Attributable 40%	1,353	1,822	4,282	1,580	1,089	1,287	3,005	2,376
Sadiola - Attributable 38%	1,967	1,907	1,808	1,936	1,375	1,394	1,193	2,769
Yatela - Attributable 40%	914	730	1,383	820	880	566	878	1,446
NAMIBIA	**783**	**732**	**634**	**758**	**538**	**460**	**657**	**998**
Navachab	783	732	634	758	538	460	657	998
USA	**2,513**	**2,383**	**2,235**	**2,448**	**2,375**	**2,306**	**4,152**	**4,681**
Cripple Creek & Victor J.V.	2,513	2,383	2,447	2,448	2,375	2,306	2,433	4,681
Jerritt Canyon J.V. - Attributable 70%	-	-	1,991	-	-	-	1,719	-
TANZANIA	**1,159**	**1,333**	**934**	**1,223**	**3,949**	**2,895**	**1,925**	**6,844**
Geita - Attributable 100% May 2004	1,159	1,333	934	1,223	3,949	2,895	1,925	6,844
ZIMBABWE	**83**	**-**	**-**	**83**	**125**	**-**	**-**	**125**
Freda-Rebecca	83	-	-	83	125	-	-	125
ANGLOGOLD ASHANTI	**356**	**344**	**331**	**351**	**45,496**	**38,533**	**44,600**	**84,029**

Key operating results
PER REGION & OPERATION

SA Rand / Metric	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA [1]	**59,016**	**61,681**	**55,342**	**60,323**	**68,085**	**71,399**	**61,711**	**69,711**
Vaal River								
Great Noligwa Mine	47,340	50,994	48,007	49,128	52,764	57,357	52,439	55,011
Kopanang Mine	55,814	59,808	57,001	57,792	62,249	66,579	62,724	64,394
Tau Lekoa Mine	67,030	79,795	60,939	72,839	78,451	92,080	66,387	84,653
Surface Operations	49,274	54,911	50,220	51,895	49,274	54,911	50,220	51,895
Ergo	82,869	80,908	87,137	81,872	89,777	88,681	92,996	89,220
West Wits								
Mponeng Mine	68,486	68,287	54,200	68,387	81,698	80,825	64,091	81,264
Savuka Mine	97,928	98,153	88,835	98,037	115,465	122,819	97,174	119,041
TauTona Mine	48,572	48,283	41,299	48,428	61,076	60,523	48,806	60,800
Surface Operations	-	-	48,227	-	-	-	48,227	-
ARGENTINA	**39,673**	**42,188**	**37,753**	**39,861**	**68,938**	**73,323**	**67,966**	**70,860**
Cerro Vanguardia - Attributable 92.50%	39,673	42,188	37,753	39,861	68,938	73,323	67,966	70,860
AUSTRALIA	**56,053**	**62,707**	**61,836**	**59,203**	**70,305**	**78,287**	**76,290**	**74,083**
Sunrise Dam	53,942	59,584	60,712	56,608	67,013	74,051	78,480	70,338
BRAZIL	**27,087**	**29,606**	**32,636**	**28,247**	**37,285**	**41,232**	**47,156**	**39,103**
AngloGold Ashanti Brazil	27,300	30,240	35,631	28,620	37,993	42,576	50,421	40,051
Serra Grande - Attributable 50%	26,504	28,127	25,756	27,299	35,340	38,096	39,655	36,690
GHANA	**60,284**	**-**	**-**	**60,284**	**84,018**	**-**	**-**	**84,018**
Bibiani	50,177	-	-	50,177	75,617	-	-	75,617
Iduapriem - Attributable 85%	65,545	-	-	65,545	84,258	-	-	84,258
Obuasi	61,905	-	-	61,905	86,944	-	-	86,944
GUINEA	82,013	-	-	82,013	109,599	-	-	109,599
Siguiri - Attributable 85%	82,013	-	-	82,013	109,599	-	-	109,599
MALI	**49,833**	**44,340**	**35,295**	**47,030**	**65,422**	**60,410**	**50,293**	**62,787**
Morila - Attributable 40%	50,383	34,345	23,387	41,445	72,640	54,949	38,758	62,781
Sadiola - Attributable 38%	49,087	46,977	52,990	48,033	61,607	59,859	68,618	60,734
Yatela - Attributable 40%	50,423	59,557	49,406	54,553	62,370	73,064	61,318	67,205
NAMIBIA	**67,876**	**65,487**	**54,756**	**66,734**	**76,372**	**70,177**	**57,533**	**73,412**
Navachab	67,876	65,487	54,756	66,734	76,372	70,177	57,533	73,412
USA	**44,915**	**46,504**	**55,826**	**45,686**	**58,443**	**65,922**	**83,594**	**62,073**
Cripple Creek & Victor J.V.	44,081	45,307	46,736	44,676	57,610	64,726	77,817	61,064
Jerritt Canyon J.V. - Attributable 70%	-	-	67,158	-	-	-	90,237	-
TANZANIA	**48,015**	**41,193**	**57,231**	**45,284**	**64,139**	**51,075**	**66,274**	**58,910**
Geita - Attributable 100% May 2004	48,015	41,193	57,231	45,284	64,139	51,075	66,274	58,910
ZIMBABWE	**95,120**	**-**	**-**	**95,120**	**115,258**	**-**	**-**	**115,258**
Freda-Rebecca	95,120	-	-	95,120	115,258	-	-	115,258
ANGLOGOLD ASHANTI [1]	**55,162**	**56,297**	**52,578**	**55,677**	**68,659**	**69,068**	**63,979**	**68,845**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
	Cash operating profit - Rm [1]				Adjusted operating profit - Rm [2]			
SOUTH AFRICA	**483**	**667**	**702**	**1,150**	**305**	**505**	**619**	**810**
Vaal River								
Great Noligwa Mine	190	233	222	423	166	211	206	377
Kopanang Mine	89	118	79	207	69	98	68	167
Tau Lekoa Mine	33	18	54	51	6	(3)	46	3
Surface Operations	33	29	36	62	33	29	36	62
Ergo	**(14)**	**7**	**(9)**	**(7)**	**(14)**	**7**	**(8)**	**(7)**
West Wits								
Mponeng Mine	39	77	124	116	(1)	39	91	38
Savuka Mine	(28)	(16)	(12)	(44)	(41)	(30)	(16)	(71)
TauTona Mine	141	201	207	342	87	154	195	241
Surface Operations	-	-	1	-	-	-	1	-
ARGENTINA	**56**	**58**	**87**	**114**	**14**	**22**	**42**	**36**
Cerro Vanguardia - Attributable 92.50%	56	58	87	114	14	22	42	36
AUSTRALIA	**154**	**106**	**111**	**260**	**117**	**69**	**67**	**186**
Sunrise Dam	156	109	91	265	119	72	47	191
Union Reefs	(2)	(3)	20	(5)	(2)	(3)	20	(5)
BRAZIL	**152**	**108**	**143**	**260**	**125**	**81**	**109**	**206**
AngloGold Ashanti Brazil	113	75	94	188	92	55	70	147
Serra Grande - Attributable 50%	39	33	49	72	33	26	39	59
GHANA	**50**	**-**	**-**	**50**	**-**	**-**	**-**	**-**
Bibiani	17	-	-	17	-	-	-	-
Iduapriem - Attributable 85%	6	-	-	6	2	-	-	2
Obuasi	27	-	-	27	(2)	-	-	(2)
GUINEA	**(16)**	**-**	**-**	**(16)**	**(13)**	**-**	**-**	**(13)**
Siguiri - Attributable 85%	(16)	-	-	(16)	(13)	-	-	(13)
MALI	**94**	**133**	**255**	**227**	**48**	**83**	**180**	**131**
Morila - Attributable 40%	25	61	183	86	3	35	138	38
Sadiola - Attributable 38%	44	58	40	102	28	41	21	69
Yatela - Attributable 40%	25	14	32	39	17	7	21	24
NAMIBIA	**9**	**10**	**18**	**19**	**5**	**8**	**16**	**13**
Navachab	9	10	18	19	5	8	16	13
USA	**87**	**81**	**124**	**168**	**27**	**7**	**5**	**34**
Cripple Creek & Victor J.V.	87	81	101	168	27	7	19	34
Jerritt Canyon J.V. - Attributable 70%	-	-	23	-	-	-	(14)	-
TANZANIA	**89**	**101**	**37**	**190**	**45**	**73**	**21**	**117**
Geita - Attributable 100% May 2004	89	101	37	190	45	73	21	117
ZIMBABWE	**(2)**	**-**	**-**	**(2)**	**(4)**	**-**	**-**	**(4)**
Freda-Rebecca	(2)	-	-	(2)	(4)	-	-	(4)
OTHER	**66**	**66**	**50**	**132**	**33**	**36**	**23**	**70**
ANGLOGOLD ASHANTI	**1,222**	**1,330**	**1,527**	**2,552**	**702**	**884**	**1,082**	**1,586**

[1] Adjusted operating profit plus amortisation of mining assets less non-cash revenues.

[2] Operating profit excluding unrealised non-hedge derivatives.

Key operating results
PER REGION & OPERATION

Imperial	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA [1]					**779**	**750**	**813**	**1,529**
Vaal River								
Great Noligwa Mine	0.290	0.315	0.293	0.302	196	189	196	385
Kopanang Mine	0.214	0.234	0.195	0.224	122	121	115	243
Tau Lekoa Mine	0.122	0.106	0.122	0.114	81	67	82	148
Surface Operations	0.016	0.017	0.017	0.016	31	26	28	57
Ergo	0.007	0.007	0.006	0.007	59	62	49	121
West Wits								
Mponeng Mine	0.227	0.247	0.265	0.237	105	104	128	209
Savuka Mine	0.171	0.173	0.183	0.172	38	35	53	73
TauTona Mine	0.317	0.355	0.348	0.335	147	146	161	293
Surface Operations	-	-	0.026	-	-	-	1	-
ARGENTINA					**47**	**35**	**49**	**82**
Cerro Vanguardia - Attributable 92.50%	0.186	0.169	0.196	0.179	47	35	49	82
AUSTRALIA					**97**	**87**	**112**	**184**
Sunrise Dam	0.101	0.083	0.087	0.092	97	87	84	184
Union Reefs	-	-	0.036	-	-	-	28	-
BRAZIL					**88**	**75**	**79**	**163**
AngloGold Ashanti Brazil	0.218	0.218	0.188	0.218	65	52	55	117
Serra Grande - Attributable 50%	0.230	0.223	0.232	0.226	23	23	24	46
GHANA					**123**	**-**	**-**	**123**
Bibiani	0.052	-	-	0.052	25	-	-	25
Iduapriem - Attributable 85%	0.043	-	-	0.043	27	-	-	27
Obuasi	0.093	-	-	0.093	71	-	-	71
GUINEA					**17**	**-**	**-**	**17**
Siguiri - Attributable 85%	0.033	-	-	0.033	17	-	-	17
MALI					**103**	**108**	**164**	**211**
Morila - Attributable 40%	0.089	0.122	0.278	0.105	34	43	95	77
Sadiola - Attributable 38%	0.082	0.092	0.074	0.087	44	45	39	89
Yatela - Attributable 40%	0.105	0.104	0.112	0.105	25	20	30	45
NAMIBIA					**16**	**15**	**21**	**31**
Navachab	0.042	0.045	0.056	0.044	16	15	21	31
USA					**76**	**72**	**134**	**148**
Cripple Creek & Victor J.V.	0.017	0.020	0.021	0.018	76	72	78	148
Jerritt Canyon J.V. - Attributable 70%	-	-	0.216	-	-	-	56	-
TANZANIA					**140**	**93**	**62**	**233**
Geita - Attributable 100% May 2004	0.101	0.117	0.075	0.107	140	93	62	233
ZIMBABWE					**4**	**-**	**-**	**4**
Freda-Rebecca	0.047	-	-	0.047	4	-	-	4
ANGLOGOLD ASHANTI					**1,490**	**1,235**	**1,434**	**2,725**
Underground Operations	0.217	0.237	0.229	0.226	830	732	865	1,562
Surface and Dump Reclamation	0.009	0.009	0.008	0.009	95	88	78	183
Open-pit Operations	0.085	0.099	0.093	0.090	439	319	380	758
Heap leach Operations [2]	0.024	0.025	0.027	0.025	126	96	111	222
					1,490	**1,235**	**1,434**	**2,725**

[1] Yield excludes surface operations. Attributable production year to date at Moab Khotsong yielded 3,343 ounces which will be capitalised against pre-production costs.

[2] The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.

Key operating results
PER REGION & OPERATION

Imperial	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**8.23**	**7.72**	**6.76**	**7.97**	**778**	**751**	**803**	**1,529**
Vaal River								
Great Noligwa Mine	9.21	8.23	6.86	8.70	196	189	192	385
Kopanang Mine	7.41	7.15	5.10	7.28	122	121	114	243
Tau Lekoa Mine	6.46	5.55	5.61	6.01	81	67	81	148
Surface Operations	30.61	25.49	21.17	28.00	30	26	29	56
Ergo	10.61	11.01	8.35	10.81	59	62	49	121
West Wits								
Mponeng Mine	7.44	7.29	7.87	7.36	105	104	126	209
Savuka Mine	3.97	3.56	3.73	3.76	38	35	52	73
TauTona Mine	10.41	10.11	9.59	10.26	146	147	159	293
Surface Operations	-	-	-	-	-	-	1	-
ARGENTINA	**26.18**	**20.21**	**33.83**	**23.22**	**46**	**39**	**51**	**85**
Cerro Vanguardia - Attributable 92.50%	26.18	20.21	33.83	23.22	46	39	51	85
AUSTRALIA	**76.86**	**69.53**	**72.82**	**73.21**	**97**	**87**	**118**	**184**
Sunrise Dam	90.88	81.22	89.44	86.04	97	87	90	184
Union Reefs	-	-	-	-	-	-	28	-
BRAZIL	**22.09**	**18.91**	**17.01**	**20.50**	**87**	**76**	**82**	**163**
AngloGold Ashanti Brazil	20.58	16.76	14.24	18.67	65	53	57	118
Serra Grande - Attributable 50%	27.67	26.99	30.78	27.34	22	23	25	45
GHANA	**9.75**	**-**	**-**	**9.75**	**122**	**-**	**-**	**122**
Bibiani	32.92	-	-	32.92	25	-	-	25
Iduapriem - Attributable 85%	19.59	-	-	19.59	27	-	-	27
Obuasi	6.75	-	-	6.75	70	-	-	70
GUINEA	**8.78**	**-**	**-**	**8.78**	**-**	**-**	**-**	**-**
Siguiri - Attributable 85%	8.78	-	-	8.78	-	-	-	-
MALI	**44.37**	**46.30**	**80.00**	**45.34**	**108**	**104**	**164**	**212**
Morila - Attributable 40%	43.51	58.59	137.67	50.79	35	41	97	76
Sadiola - Attributable 38%	63.24	61.30	58.12	62.26	44	45	39	89
Yatela - Attributable 40%	29.38	23.47	44.46	26.38	28	18	28	46
NAMIBIA	**25.19**	**23.52**	**20.40**	**24.36**	**17**	**15**	**21**	**32**
Navachab	25.19	23.52	20.40	24.36	17	15	21	32
USA	**80.80**	**76.60**	**71.86**	**78.71**	**76**	**74**	**133**	**150**
Cripple Creek & Victor J.V.	80.80	76.60	78.68	78.71	76	74	78	150
Jerritt Canyon J.V. - Attributable 70%	-	-	64.00	-	-	-	55	-
TANZANIA	**37.26**	**42.85**	**30.03**	**39.31**	**127**	**93**	**62**	**220**
Geita - Attributable 100% May 2004	37.26	42.85	30.03	39.31	127	93	62	220
ZIMBABWE	**2.67**	**-**	**-**	**2.67**	**4**	**-**	**-**	**4**
Freda-Rebecca	2.67	-	-	2.67	4	-	-	4
ANGLOGOLD ASHANTI	**11.46**	**11.05**	**10.63**	**11.27**	**1,463**	**1,239**	**1,434**	**2,702**

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA [1]	**279**	**284**	**223**	**281**	**321**	**328**	**248**	**325**
Vaal River								
Great Noligwa Mine	223	235	193	229	249	264	211	256
Kopanang Mine	263	275	230	269	294	306	253	300
Tau Lekoa Mine	316	367	245	339	370	423	267	394
Surface Operations	232	253	202	242	232	253	202	242
Ergo	391	372	351	382	424	408	374	416
West Wits								
Mponeng Mine	323	314	218	319	386	372	258	379
Savuka Mine	462	451	358	457	545	564	391	555
TauTona Mine	229	222	166	226	289	278	196	284
Surface Operations	-	-	196	-	-	-	196	-
ARGENTINA	**187**	**184**	**152**	**186**	**325**	**337**	**274**	**330**
Cerro Vanguardia - Attributable 92.50%	187	184	152	186	325	337	274	330
AUSTRALIA	**265**	**289**	**249**	**276**	**332**	**361**	**307**	**346**
Sunrise Dam	255	274	244	264	317	341	315	328
BRAZIL	**128**	**136**	**131**	**132**	**176**	**190**	**190**	**182**
AngloGold Ashanti Brazil	129	139	143	133	179	196	203	187
Serra Grande - Attributable 50%	125	130	104	127	167	175	160	171
GHANA	**288**	**-**	**-**	**280**	**400**	**-**	**-**	**390**
Bibiani	237	-	-	237	358	-	-	358
Iduapriem - Attributable 85%	309	-	-	309	397	-	-	397
Obuasi	292	-	-	292	410	-	-	410
GUINEA	**386**	**-**	**-**	**386**	**516**	**-**	**-**	**516**
Siguiri - Attributable 85%	386	-	-	386	516	-	-	516
MALI	**235**	**204**	**139**	**219**	**309**	**281**	**205**	**299**
Morila - Attributable 40%	238	158	94	194	344	253	156	293
Sadiola - Attributable 38%	232	216	213	224	291	276	276	283
Yatela - Attributable 40%	238	274	198	255	295	338	246	314
NAMIBIA	**320**	**302**	**220**	**312**	**360**	**324**	**231**	**343**
Navachab	320	302	220	312	360	324	231	343
USA	**212**	**214**	**225**	**213**	**276**	**302**	**336**	**289**
Cripple Creek & Victor J.V.	208	208	188	208	272	297	313	284
Jerritt Canyon J.V. - Attributable 70%	-	-	270	-	-	-	363	-
TANZANIA	**226**	**190**	**230**	**212**	**302**	**235**	**267**	**275**
Geita - Attributable 100% May 2004	226	190	230	212	302	235	267	275
ZIMBABWE	**447**	**-**	**-**	**447**	**543**	**-**	**-**	**543**
Freda-Rebecca	447	-	-	447	543	-	-	543
ANGLOGOLD ASHANTI [1]	**260**	**259**	**212**	**260**	**324**	**318**	**257**	**321**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key operating results

PER REGION & OPERATION

US Dollar	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
	Cash operating profit - $m [1]				Adjusted operating profit - $m [2]			
SOUTH AFRICA	**73**	**100**	**92**	**173**	**46**	**76**	**80**	**122**
Vaal River								
Great Noligwa Mine	30	34	29	64	26	31	27	57
Kopanang Mine	13	18	11	31	10	15	9	25
Tau Lekoa Mine	4	4	7	8	1	-	6	1
Surface Operations	5	4	4	9	5	4	4	9
Ergo	**(2)**	**1**	**(1)**	**(1)**	**(2)**	**1**	**(1)**	**(1)**
West Wits								
Mponeng Mine	6	12	16	18	-	6	12	6
Savuka Mine	(4)	(3)	(1)	(7)	(7)	(4)	(2)	(11)
TauTona Mine	21	30	27	51	13	23	25	36
Surface Operations	-	-	-	-	-	-	-	-
ARGENTINA	**10**	**8**	**12**	**18**	**3**	**3**	**6**	**6**
Cerro Vanguardia - Attributable 92.50%	10	8	12	18	3	3	6	6
AUSTRALIA	**23**	**16**	**15**	**39**	**18**	**10**	**9**	**28**
Sunrise Dam	23	17	12	40	18	11	6	29
Union Reefs	-	(1)	3	(1)	-	(1)	3	(1)
BRAZIL	**23**	**16**	**19**	**39**	**19**	**12**	**14**	**31**
AngloGold Ashanti Brazil	17	11	12	28	14	8	9	22
Serra Grande - Attributable 50%	6	5	7	11	5	4	5	9
GHANA	**7**	**-**	**-**	**7**	**-**	**-**	**-**	**-**
Bibiani	3	-	-	3	-	-	-	-
Iduapriem - Attributable 85%	-	-	-	-	-	-	-	-
Obuasi	4	-	-	4	-	-	-	-
GUINEA	**(2)**	**-**	**-**	**(2)**	**(2)**	**-**	**-**	**(2)**
Siguiri - Attributable 85%	(2)	-	-	(2)	(2)	-	-	(2)
MALI	**14**	**20**	**33**	**34**	**8**	**12**	**22**	**20**
Morila - Attributable 40%	4	9	23	13	1	5	17	6
Sadiola - Attributable 38%	6	9	6	15	4	6	3	10
Yatela - Attributable 40%	4	2	4	6	3	1	2	4
NAMIBIA	**2**	**1**	**3**	**3**	**1**	**1**	**2**	**2**
Navachab	2	1	3	3	1	1	2	2
USA	**13**	**12**	**17**	**25**	**4**	**1**	**1**	**5**
Cripple Creek & Victor J.V.	13	12	14	25	4	1	3	5
Jerritt Canyon J.V. - Attributable 70%	-	-	3	-	-	-	(2)	-
TANZANIA	**14**	**14**	**5**	**28**	**8**	**10**	**3**	**18**
Geita - Attributable 100% May 2004	14	14	5	28	8	10	3	18
ZIMBABWE	**(1)**	**-**	**-**	**(1)**	**(1)**	**-**	**-**	**(1)**
Freda-Rebecca	(1)	-	-	(1)	(1)	-	-	(1)
OTHER	**11**	**11**	**1**	**22**	**4**	**7**	**3**	**11**
ANGLOGOLD ASHANTI	**187**	**198**	**197**	**385**	**108**	**132**	**140**	**240**

[1] Adjusted operating profit plus amortisation of mining assets less non-cash revenues.

[2] Operating profit excluding unrealised non-hedge derivatives.

Development

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended June 2004

Statistics are shown in metric units	Advance metres	Sampled		gold		uranium	
		metres	channel width cm	g/t	cm.g/t	kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	3,880	484	116.4	18.34	2,135	0.94	109.33
"C" reef	21	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	6,676	1,140	13.3	181.35	2,412	5.25	69.80
"C" reef	-	-	-	-	-	-	-
Tau Lekoa Mine							
Denny's Reef	-	-	-	-	-	-	-
Ventersdorp Contact reef	4,376	698	88.9	8.18	727	0.17	15.30
Moab Khotsong Mine							
Vaal reef	3,049	86	99.8	17.36	1,733	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	4,517	66	8.9	77.42	689	-	-
Savuka Mine							
Ventersdorp Contact reef	658	-	-	-	-	-	-
Carbon Leader reef	866	250	29.5	48.24	1,423	0.02	0.64
Mponeng Mine							
Ventersdorp Contact reef	4,641	904	100.1	26.37	2,640	-	-

Statistics are shown in imperial units	Advance feet	Sampled		gold		uranium	
		feet	channel width inches	oz/t	ft.oz/t	lb/t	ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	12,729	1,588	45.83	0.53	2.04	1.88	7.18
"C" reef	69	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	21,902	3,740	5.24	5.29	2.31	10.50	4.58
"C" reef	-	-	-	-	-	-	-
Tau Lekoa Mine							
Denny's Reef	-	-	-	-	-	-	-
Ventersdorp Contact reef	14,358	2,290	35.00	0.24	0.70	0.34	0.99
Moab Khotsong Mine							
Vaal reef	10,005	282	39.29	0.51	1.67	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	14,819	217	3.50	2.26	0.66	-	-
Savuka Mine							
Ventersdorp Contact reef	2,157	-	-	-	-	-	-
Carbon Leader reef	2,842	820	11.61	1.41	1.36	0.04	0.04
Mponeng Mine							
Ventersdorp Contact reef	15,227	2,966	39.41	0.77	2.53	-	-

South Africa

VAAL RIVER

GREAT NOLIGWA MINE				Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	105	99	104	204	1,125	1,069	1,118	2,194
Milled	- 000 tonnes	/	- 000 tons	615	543	603	1,158	678	598	664	1,276
Yield	- g / t	/	- oz / t	9.95	10.81	10.06	10.35	0.290	0.315	0.293	0.302
Gold produced	- kg	/	- oz (000)	6,121	5,866	6,065	11,987	196	189	196	385
Gold sold	- kg	/	- oz (000)	6,117	5,864	5,991	11,981	196	189	192	385
Price received	- R / kg	/	- $ / oz - sold	82,152	91,817	90,534	86,882	389	423	364	406
Total cash costs [1]	- R	/	- $ - ton milled	471	551	483	509	65	74	64	69
	- R / kg	/	- $ / oz - produced	47,340	50,994	48,007	49,128	223	235	193	229
Total production costs [1]	- R / kg	/	- $ / oz - produced	52,764	57,357	52,439	55,011	249	264	211	256
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	295	253	281	274	9.48	8.14	9.04	8.80
Actual	- g	/	- oz	286	256	213	271	9.21	8.23	6.86	8.70
Target	- m²	/	- ft²	4.80	4.34	4.16	4.56	51.63	46.67	44.81	49.10
Actual	- m²	/	- ft²	4.89	4.33	3.65	4.60	52.63	46.62	39.32	49.52
FINANCIAL RESULTS (MILLION)											
Gold income				481	502	518	983	73	74	67	147
Cost of sales				337	327	337	664	51	48	44	99
Cash operating costs				287	296	319	583	43	44	41	87
Other cash costs				3	3	3	6	1	-	1	1
Total cash costs				290	299	322	589	44	44	42	88
Retrenchment costs				3	7	1	10	1	1	-	2
Rehabilitation and other non-cash costs				6	8	3	14	1	1	1	2
Production costs				299	314	326	613	46	46	43	92
Amortisation of mining assets				24	22	16	46	4	3	2	7
Inventory change				14	(9)	(5)	5	1	(1)	(1)	-
				144	175	181	319	22	26	23	48
Realised non-hedge derivatives				22	36	25	58	4	5	4	9
Adjusted operating profit				166	211	206	377	26	31	27	57
Capital expenditure [1]				65	49	66	114	10	7	9	17

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa

VAAL RIVER

KOPANANG MINE					Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		121	112	117	233	1,301	1,210	1,261	2,511
Milled	- 000 tonnes	/	- 000 tons		520	467	536	987	573	515	592	1,088
Yield	- g / t	/	- oz / t		7.35	8.03	6.69	7.67	0.214	0.234	0.195	0.224
Gold produced	- kg	/	- oz (000)		3,821	3,750	3,589	7,571	122	121	115	243
Gold sold	- kg	/	- oz (000)		3,817	3,750	3,544	7,567	122	121	114	243
Price received	- R / kg	/	- $ / oz	- sold	82,361	91,497	90,635	86,888	390	422	364	406
Total cash costs [1]	- R	/	- $	- ton milled	410	479	381	443	56	64	52	60
	- R / kg	/	- $ / oz	- produced	55,814	59,808	57,001	57,792	263	275	230	269
Total production costs [1]	- R / kg	/	- $ / oz	- produced	62,249	66,579	62,724	64,394	294	306	253	300
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		212	208	179	210	6.80	6.70	5.75	6.75
Actual	- g	/	- oz		230	222	159	226	7.41	7.15	5.10	7.28
Target	- m²	/	- ft²		6.71	6.53	5.47	6.62	72.23	70.27	58.87	71.25
Actual	- m²	/	- ft²		7.29	6.67	5.17	6.97	78.42	71.77	55.68	75.07
FINANCIAL RESULTS (MILLION)												
Gold income					300	322	307	622	45	48	40	93
Cost of sales					246	245	255	491	37	36	34	73
Cash operating costs					211	222	236	433	32	33	30	65
Other cash costs					3	2	3	5	1	-	1	1
Total cash costs					214	224	239	438	33	33	31	66
Retrenchment costs					-	2	1	2	-	-	-	-
Rehabilitation and other non-cash costs					4	4	2	8	-	1	-	1
Production costs					218	230	242	448	33	34	31	67
Amortisation of mining assets					20	20	11	40	3	3	2	6
Inventory change					8	(5)	2	3	1	(1)	1	-
					54	77	52	131	8	12	6	20
Realised non-hedge derivatives					15	21	16	36	2	3	3	5
Adjusted operating profit					69	98	68	167	10	15	9	25
Capital expenditure [1]					61	46	51	107	9	7	7	16

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
VAAL RIVER

TAU LEKOA MINE				Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	109	106	107	215	1,169	1,141	1,159	2,310
Milled	- 000 tonnes	/	- 000 tons	602	574	606	1,176	664	633	667	1,297
Yield	- g / t	/	- oz / t	4.17	3.65	4.20	3.91	0.122	0.106	0.122	0.114
Gold produced	- kg	/	- oz (000)	2,509	2,095	2,539	4,604	81	67	82	148
Gold sold	- kg	/	- oz (000)	2,506	2,095	2,510	4,601	81	67	81	148
Price received	- R / kg	/	- $ / oz - sold	82,373	91,957	90,353	86,736	390	424	364	405
Total cash costs [1]	- R	/	- $ - ton milled	279	293	256	285	38	40	33	39
	- R / kg	/	- $ / oz - produced	67,030	79,795	60,939	72,839	316	367	245	339
Total production costs [1]	- R / kg	/	- $ / oz - produced	78,451	92,080	66,387	84,653	370	423	267	394
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	221	213	181	217	7.12	6.84	5.81	6.98
Actual	- g	/	- oz	201	173	174	187	6.46	5.55	5.61	6.01
Target	- m²	/	- ft²	9.24	8.85	7.56	9.04	99.47	95.23	81.43	97.35
Actual	- m²	/	- ft²	8.70	8.74	7.40	8.72	93.63	94.10	79.63	93.86
FINANCIAL RESULTS (MILLION)											
Gold income				198	179	216	377	30	27	28	57
Cost of sales				201	195	181	396	30	29	23	59
Cash operating costs				166	166	170	332	25	25	22	50
Other cash costs				1	2	2	3	-	-	-	-
Total cash costs				167	168	172	335	25	25	22	50
Retrenchment costs				1	1	-	2	-	-	-	-
Rehabilitation and other non-cash costs				3	2	1	5	1	-	-	1
Production costs				171	171	173	342	26	25	22	51
Amortisation of mining assets				27	21	8	48	3	4	1	7
Inventory change				3	3	-	6	1	-	-	1
				(3)	(16)	35	(19)	-	(2)	5	(2)
Realised non-hedge derivatives				9	13	11	22	1	2	1	3
Adjusted operating profit				6	(3)	46	3	1	-	6	1
Capital expenditure [1]				40	33	23	73	6	5	3	11

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa

VAAL RIVER

SURFACE OPERATIONS					Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
Milled	- 000 tonnes	/	- 000 tons		1,720	1,432	1,527	3,152	1,896	1,579	1,683	3,475
Yield	- g / t	/	- oz / t		0.55	0.57	0.58	0.56	0.016	0.017	0.017	0.016
Gold produced	- kg	/	- oz (000)		940	817	889	1,757	31	26	28	57
Gold sold	- kg	/	- oz (000)		939	817	879	1,756	30	26	29	56
Price received	- R / kg	/	- $ / oz	- sold	82,425	90,785	90,435	86,313	391	418	364	404
Total cash costs	- R	/	- $	- ton milled	27	31	29	29	4	4	3	4
	- R / kg	/	- $ / oz	- produced	49,274	54,911	50,220	51,895	232	253	202	242
Total production costs	- R / kg	/	- $ / oz	- produced	49,274	54,911	50,220	51,895	232	253	202	242
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		726	522	313	624	23.33	16.79	10.07	20.06
Actual	- g	/	- oz		952	793	658	871	30.61	25.49	21.17	28.00
FINANCIAL RESULTS (MILLION)												
Gold income					74	70	77	144	12	10	10	22
Cost of sales					44	45	44	89	7	7	6	14
Cash operating costs					46	45	45	91	7	7	6	14
Other cash costs					-	-	-	-	-	-	-	-
Total cash costs					46	45	45	91	7	7	6	14
Retrenchment costs					-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-	-	-
Production costs					46	45	45	91	7	7	6	14
Amortisation of mining assets					-	-	-	-	-	-	-	-
Inventory change					(2)	-	(1)	(2)	-	-	-	-
					30	25	33	55	5	3	4	8
Realised non-hedge derivatives					3	4	3	7	-	1	-	1
Adjusted operating profit					33	29	36	62	5	4	4	9
Capital expenditure					20	4	-	24	3	1	-	4

South Africa

ERGO

ERGO					Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
ERGO					**Rand / Metric**				**Dollar / Imperial**			
SURFACE AND DUMP RECLAMATION												
Material treated	- 000 tonnes	/	- 000 tons		8,173	7,702	7,849	15,875	9,010	8,489	8,652	17,499
Yield	- g / t	/	- oz / t		0.23	0.25	0.20	0.24	0.007	0.007	0.006	0.007
Gold produced	- kg	/	- oz (000)		1,855	1,919	1,532	3,774	59	62	49	121
Gold sold	- kg	/	- oz (000)		1,855	1,918	1,532	3,773	59	62	49	121
Price received	- R / kg	/	- $ / oz	- sold	81,990	91,379	87,223	86,764	389	422	351	406
Total cash costs	- R	/	- $	- ton treated	19	20	17	19	3	3	2	3
	- R / kg	/	- $ / oz	- produced	82,869	80,908	87,137	81,872	391	372	351	382
Total production costs	- R / kg	/	- $ / oz	- produced	89,777	88,681	92,996	89,220	424	408	374	416
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		274	276	256	275	8.82	8.86	8.24	8.84
Actual	- g	/	- oz		330	342	260	336	10.61	11.01	8.35	10.81
FINANCIAL RESULTS (MILLION)												
Gold income					145	164	132	309	22	24	17	46
Cost of sales					166	168	141	334	25	25	19	50
Cash operating costs					153	155	133	308	23	23	18	46
Other cash costs					1	-	-	1	-	-	-	-
Total cash costs					154	155	133	309	23	23	18	46
Retrenchment costs					-	1	-	1	-	-	-	-
Rehabilitation and other non-cash costs					13	14	10	27	2	2	1	4
Production costs					167	170	143	337	25	25	19	50
Amortisation of mining assets					-	-	(1)	-	-	-	-	-
Inventory change					(1)	(2)	(1)	(3)	-	-	-	-
					(21)	(4)	(9)	(25)	(3)	(1)	(2)	(4)
Realised non-hedge derivatives					7	11	1	18	1	2	1	3
Adjusted operating profit					(14)	7	(8)	(7)	(2)	1	(1)	(1)
Capital expenditure					-	-	-	-	-	-	-	-

South Africa

WEST WITS

MPONENG MINE					Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		80	72	85	152	864	772	909	1,636
Milled	- 000 tonnes	/	- 000 tons		419	382	438	801	462	421	483	883
Yield	- g / t	/	- oz / t		7.80	8.47	9.07	8.11	0.227	0.247	0.265	0.237
Gold produced	- kg	/	- oz (000)		3,266	3,234	3,976	6,500	105	104	128	209
Gold sold	- kg	/	- oz (000)		3,263	3,233	3,926	6,496	105	104	126	209
Price received	- R / kg	/	- $ / oz	- sold	81,991	91,490	88,844	86,719	388	421	358	405
Total cash costs [1]	- R	/	- $	- ton milled	534	578	492	555	74	76	62	75
	- R / kg	/	- $ / oz	- produced	68,486	68,287	54,200	68,387	323	314	218	319
Total production costs [1]	- R / kg	/	- $ / oz	- produced	81,698	80,825	64,091	81,264	386	372	258	379
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		232	223	189	227	7.45	7.17	6.08	7.31
Actual	- g	/	- oz		231	227	245	229	7.44	7.29	7.87	7.36
Target	- m^2	/	- ft^2		5.66	5.04	4.67	5.35	60.90	54.25	50.31	57.59
Actual	- m^2	/	- ft^2		5.68	5.03	5.19	5.35	61.18	54.13	55.91	57.64
FINANCIAL RESULTS (MILLION)												
Gold income					256	278	337	534	39	41	43	80
Cost of sales					268	257	257	525	41	38	33	79
Cash operating costs					222	219	228	441	33	33	30	66
Other cash costs					2	2	2	4	-	-	-	-
Total cash costs					224	221	230	445	33	33	30	66
Retrenchment costs					1	1	1	2	-	-	-	-
Rehabilitation and other non-cash costs					1	2	-	3	1	-	-	1
Production costs					226	224	231	450	34	33	30	67
Amortisation of mining assets					40	38	33	78	6	6	4	12
Inventory change					2	(5)	(7)	(3)	1	(1)	(1)	-
					(12)	21	80	9	(2)	3	10	1
Realised non-hedge derivatives					11	18	11	29	2	3	2	5
Adjusted operating profit					(1)	39	91	38	-	6	12	6
Capital expenditure [1]					98	89	110	187	15	13	14	28

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa

WEST WITS

SAVUKA MINE				Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	40	39	38	79	424	422	410	846
Milled	- 000 tonnes	/	- 000 tons	198	185	264	383	218	204	291	422
Yield	- g / t	/	- oz / t	5.87	5.94	6.27	5.90	0.171	0.173	0.183	0.172
Gold produced	- kg	/	- oz (000)	1,162	1,099	1,653	2,261	38	35	53	73
Gold sold	- kg	/	- oz (000)	1,161	1,098	1,629	2,259	38	35	52	73
Price received	- R / kg	/	- $ / oz - sold	81,915	91,858	89,080	86,750	388	423	358	405
Total cash costs [1]	- R	/	- $ - ton milled	575	577	557	579	79	77	70	79
	- R / kg	/	- $ / oz - produced	97,928	98,153	88,835	98,037	462	451	358	457
Total production costs [1]	- R / kg	/	- $ / oz - produced	115,465	122,819	97,174	119,041	545	564	391	555
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	136	138	125	137	4.36	4.43	4.01	4.39
Actual	- g	/	- oz	123	111	116	117	3.97	3.56	3.73	3.76
Target	- m²	/	- ft²	4.64	4.27	4.18	4.46	49.96	45.98	44.94	47.97
Actual	- m²	/	- ft²	4.18	3.95	2.68	4.56	45.00	42.56	28.81	43.75
FINANCIAL RESULTS (MILLION)											
Gold income				91	94	140	185	14	14	19	28
Cost of sales				136	131	163	267	21	19	21	40
Cash operating costs				113	106	156	219	17	16	20	33
Other cash costs				2	1	2	3	-	-	-	-
Total cash costs				115	107	158	222	17	16	20	33
Retrenchment costs				1	8	1	9	-	1	-	1
Rehabilitation and other non-cash costs				6	5	1	11	1	1	-	2
Production costs				122	120	160	242	18	18	20	36
Amortisation of mining assets				13	14	4	27	3	1	1	4
Inventory change				1	(3)	(1)	(2)	-	-	-	-
				(45)	(37)	(23)	(82)	(7)	(5)	(2)	(12)
Realised non-hedge derivatives				4	7	7	11	-	1	-	1
Adjusted operating profit				(41)	(30)	(16)	(71)	(7)	(4)	(2)	(11)
Capital expenditure [1]				15	14	26	29	2	2	3	4

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa

WEST WITS

TAUTONA MINE				Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	69	70	73	139	736	756	792	1,492
Milled	- 000 tonnes	/	- 000 tons	419	375	421	794	462	413	464	875
Yield	- g / t	/	- oz / t	10.88	12.17	11.93	11.49	0.317	0.355	0.348	0.335
Gold produced	- kg	/	- oz (000)	4,559	4,558	5,024	9,117	147	146	161	293
Gold sold	- kg	/	- oz (000)	4,555	4,557	4,955	9,112	146	147	159	293
Price received	- R / kg	/	- $ / oz - sold	82,055	91,932	88,645	86,995	389	424	357	406
Total cash costs [1]	- R	/	- $ - ton milled	529	587	493	556	73	78	65	76
	- R / kg	/	- $ / oz - produced	48,572	48,283	41,299	48,428	229	222	166	226
Total production costs [1]	- R / kg	/	- $ / oz - produced	61,076	60,523	48,806	60,800	289	278	196	284
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	338	328	298	333	10.87	10.54	9.59	10.70
Actual	- g	/	- oz	324	315	298	319	10.41	10.11	9.59	10.26
Target	- m²	/	- ft²	5.15	4.94	4.55	5.04	55.46	53.15	49.03	54.29
Actual	- m²	/	- ft²	4.85	4.85	4.37	4.85	52.20	52.20	47.02	52.20
FINANCIAL RESULTS (MILLION)											
Gold income				357	391	423	748	54	58	55	112
Cost of sales				286	265	244	551	44	39	32	83
Cash operating costs				219	218	229	437	33	32	29	65
Other cash costs				3	2	2	5	1	-	1	1
Total cash costs				222	220	231	442	34	32	30	66
Retrenchment costs				-	5	1	5	-	1	-	1
Rehabilitation and other non-cash costs				2	4	1	6	-	1	-	1
Production costs				224	229	233	453	34	34	30	68
Amortisation of mining assets				54	47	12	101	8	7	2	15
Inventory change				8	(11)	(1)	(3)	2	(2)	-	-
				71	126	179	197	10	19	23	29
Realised non-hedge derivatives				16	28	16	44	3	4	2	7
Adjusted operating profit				87	154	195	241	13	23	25	36
Capital expenditure [1]				101	66	55	167	15	10	7	25

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Argentina

		Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
CERRO VANGUARDIA - Attributable 92.50%		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Mined	- 000 tonnes / - 000 tons	4,386	3,923	4,153	8,309	4,834	4,325	4,577	9,159
Treated	- 000 tonnes / - 000 tons	227	189	227	416	250	208	251	458
Stripping ratio	- t (mined total - mined ore) / t mined ore	19.05	19.24	19.23	19.14	19.05	19.24	19.23	19.14
Yield	- g / t / - oz / t	6.39	5.81	6.70	6.13	0.186	0.169	0.196	0.179
Gold in ore	- kg / - oz (000)	1,524	1,110	1,593	2,634	49	36	51	85
Gold produced	- kg / - oz (000)	1,449	1,097	1,524	2,546	47	35	49	82
Gold sold	- kg / - oz (000)	1,438	1,215	1,605	2,653	46	39	51	85
Price received	- R / kg / - $ / oz - sold	76,430	80,058	85,207	78,092	361	367	343	364
Total cash costs	- R / kg / - $ / oz - produced	39,673	42,188	37,753	39,861	187	184	152	186
Total production costs	- R / kg / - $ / oz - produced	68,938	73,323	67,966	70,860	325	337	274	330
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	962	727	1,613	843	30.94	23.36	51.85	27.11
Actual	- g / - oz	814	628	1,052	722	26.18	20.21	33.83	23.22
FINANCIAL RESULTS (MILLION)									
Gold income		120	106	143	226	19	15	19	34
Cost of sales		105	83	104	188	16	12	13	28
Cash operating costs		48	34	46	82	7	5	6	12
Other cash costs		10	10	11	20	1	2	1	3
Total cash costs		58	44	57	102	8	7	7	15
Rehabilitation and other non-cash costs		1	-	1	1	-	-	-	-
Production costs		59	44	58	103	8	7	7	15
Amortisation of mining assets		42	36	45	78	7	5	6	12
Inventory change		4	3	1	7	1	-	-	1
		15	23	39	38	3	3	6	6
Realised non-hedge derivatives		(1)	(1)	3	(2)	-	-	-	-
Adjusted operating profit		14	22	42	36	3	3	6	6
Capital expenditure		25	14	17	39	4	2	2	6

Australia

SUNRISE DAM			Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm /	- 000 bcy	4,171	4,011	5,583	8,182	5,454	5,247	7,303	10,701
Treated	- 000 tonnes /	- 000 tons	866	948	879	1,814	955	1,045	969	2,000
Stripping ratio	- t (mined total - mined ore) / t mined ore		8.94	14.40	17.24	11.02	8.94	14.40	17.24	11.02
Yield	- g / t /	- oz / t	3.47	2.84	2.97	3.14	0.101	0.083	0.087	0.092
Gold produced	- kg /	- oz (000)	3,008	2,693	2,613	5,701	97	87	84	184
Gold sold	- kg /	- oz (000)	3,010	2,695	2,797	5,705	97	87	90	184
Price received	- R / kg /	- $ / oz - sold	88,462	103,623	91,104	95,624	422	480	366	449
Total cash costs	- R / kg /	- $ / oz - produced	53,942	59,584	60,712	56,608	255	274	244	264
Total production costs	- R / kg /	- $ / oz - produced	67,013	74,051	78,480	70,338	317	341	315	328
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	2,552	2,150	3,056	2,351	82.03	69.12	98.24	75.58
Actual	- g /	- oz	2,827	2,526	2,782	2,676	90.88	81.22	89.44	86.04
FINANCIAL RESULTS (MILLION)										
Gold income			273	246	255	519	41	37	33	78
Cost of sales			148	207	207	355	22	31	27	53
Cash operating costs			156	155	152	311	24	23	20	47
Other cash costs			6	6	6	12	1	1	1	2
Total cash costs			162	161	158	323	25	24	21	49
Rehabilitation and other non-cash costs			2	2	2	4	-	-	-	-
Production costs			164	163	160	327	25	24	21	49
Amortisation of mining assets			37	37	44	74	5	6	6	11
Inventory change			(53)	7	3	(46)	(8)	1	-	(7)
			125	39	48	164	19	6	6	25
Realised non-hedge derivatives			(6)	33	(1)	27	(1)	5	-	4
Adjusted operating profit			119	72	47	191	18	11	6	29
Capital expenditure			43	39	20	82	6	6	3	12

Brazil

			Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
ANGLOGOLD ASHANTI BRAZIL			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	220	185	231	405	242	204	255	446
Treated	- 000 tonnes	/ - 000 tons	214	189	235	403	236	208	258	444
Yield	- g / t	/ - oz / t	7.91	7.77	6.69	7.85	0.231	0.227	0.195	0.229
Gold in ore	- kg	/ - oz (000)	1,880	1,580	1,686	3,460	60	51	54	111
Gold produced	- kg	/ - oz (000)	1,694	1,468	1,569	3,162	55	47	50	102
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	28	47	262	75	31	52	289	83
Treated	- 000 tonnes	/ - 000 tons	23	17	18	40	26	18	20	44
Stripping ratio	- t (mined total - mined ore) / t mined ore		0.23	1.72	13.52	0.87	0.23	1.72	13.52	0.87
Yield	- g / t	/ - oz / t	3.54	3.97	3.35	3.72	0.103	0.116	0.098	0.108
Gold in ore	- kg	/ - oz (000)	77	71	63	148	3	2	2	5
Gold produced	- kg	/ - oz (000)	83	66	61	149	3	2	2	5
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	638	209	1 143	847	704	230	1,259	934
Placed [1]	- 000 tonnes	/ - 000 tons	46	20	32	66	51	22	36	73
Stripping ratio	- t (mined total - mined ore) / t mined ore		12.93	8.81	34.40	11.62	12.93	8.81	34.40	11.62
Yield [2]	- g / t	/ - oz / t	4.45	3.71	2.72	4.23	0.130	0.108	0.079	0.123
Gold placed [3]	- kg	/ - oz (000)	204	76	88	280	7	2	3	9
Gold produced	- kg	/ - oz (000)	226	100	92	326	7	3	3	10
TOTAL										
Yield [4]	- g / t	/ - oz / t	7.48	7.47	6.46	7.47	0.218	0.218	0.188	0.218
Gold produced	- kg	/ - oz (000)	2,003	1,634	1,722	3,637	65	52	55	117
Gold sold	- kg	/ - oz (000)	2,014	1,645	1,763	3,659	65	53	57	118
Price received	- R / kg	/ - $ / oz - sold	83,520	76,267	88,835	80,258	393	350	357	374
Total cash costs	- R / kg	/ - $ / oz - produced	27,300	30,240	35,631	28,620	129	139	143	133
Total production costs	- R / kg	/ - $ / oz - produced	37,993	42,576	50,421	40,051	179	196	203	187
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	576	505	427	540	18.53	16.23	13.74	17.38
Actual	- g	/ - oz	640	521	443	581	20.58	16.76	14.24	18.67
FINANCIAL RESULTS (MILLION)										
Gold income			150	130	152	280	23	19	20	42
Cost of sales			76	70	85	146	12	10	11	22
Cash operating costs			53	48	60	101	8	7	8	15
Other cash costs			2	1	1	3	1	-	-	1
Total cash costs			55	49	61	104	9	7	8	16
Rehabilitation and other non-cash costs			-	-	-	-	-	-	-	-
Production costs			55	49	61	104	9	7	8	16
Amortisation of mining assets			21	20	24	41	3	3	3	6
Inventory change			-	1	-	1	-	-	-	-
			74	60	67	134	11	9	9	20
Realised non-hedge derivatives			18	(5)	3	13	3	(1)	-	2
Adjusted operating profit			92	55	70	147	14	8	9	22
Capital expenditure			55	34	43	89	8	5	5	13

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation

Brazil

				Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
SERRA GRANDE - Attributable 50%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	92	94	92	186	101	104	102	205
Treated	- 000 tonnes	/	- 000 tons	92	92	95	184	102	101	104	203
Yield	- g / t	/	- oz / t	7.87	7.65	7.94	7.76	0.230	0.223	0.232	0.226
Gold in ore	- kg	/	- oz (000)	765	734	775	1,499	24	24	25	48
Gold produced	- kg	/	- oz (000)	729	700	749	1,429	23	23	24	46
Gold sold	- kg	/	- oz (000)	689	727	778	1,416	22	23	25	45
Price received	- R / kg	/	- $ / oz - sold	83,035	74,158	88,972	78,478	391	343	357	367
Total cash costs	- R / kg	/	- $ / oz - produced	26,504	28,127	25,756	27,299	125	130	104	127
Total production costs	- R / kg	/	- $ / oz - produced	35,340	38,096	39,655	36,690	167	175	160	171
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	839	815	889	827	26.96	26.20	28.60	26.58
Actual	- g	/	- oz	861	840	957	850	27.67	26.99	30.78	27.34
FINANCIAL RESULTS (MILLION)											
Gold income				51	55	67	106	8	8	8	16
Cost of sales				24	28	30	52	4	4	4	8
Cash operating costs				19	19	18	38	3	3	2	6
Other cash costs				-	1	-	1	-	-	-	-
Total cash costs				19	20	18	39	3	3	2	6
Rehabilitation and other non-cash costs				-	-	1	-	-	-	-	-
Production costs				19	20	19	39	3	3	2	6
Amortisation of mining assets				6	7	10	13	1	1	2	2
Inventory change				(1)	1	1	-	-	-	-	-
				27	27	37	54	4	4	4	8
Realised non-hedge derivatives				6	(1)	2	5	1	-	1	1
Adjusted operating profit				33	26	39	59	5	4	5	9
Capital expenditure				9	5	6	14	1	1	1	2

Ghana

BIBIANI			Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	2	-	-	2	2	-	-	2
Treated	- 000 tonnes	/ - 000 tons	2	-	-	2	2	-	-	2
Yield	- g / t	/ - oz / t	3.28	-	-	3.28	0.096	-	-	0.096
Gold in ore	- kg	/ - oz (000)	6	-	-	6	-	-	-	-
Gold produced	- kg	/ - oz (000)	5	-	-	5	-	-	-	-
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	729	-	-	729	804	-	-	804
Treated	- 000 tonnes	/ - 000 tons	440	-	-	440	485	-	-	485
Stripping ratio	- t (mined total - mined ore) / t mined ore		2.83	-	-	2.83	2.83	-	-	2.83
Yield	- g / t	/ - oz / t	1.78	-	-	1.78	0.052	-	-	0.052
Gold in ore	- kg	/ - oz (000)	522	-	-	522	17	-	-	17
Gold produced	- kg	/ - oz (000)	783	-	-	783	25	-	-	25
TOTAL										
Yield	- g / t	/ - oz / t	1.79	-	-	1.79	0.052	-	-	0.052
Gold produced	- kg	/ - oz (000)	788	-	-	788	25	-	-	25
Gold sold	- kg	/ - oz (000)	788	-	-	788	25	-	-	25
Price received	- R / kg	/ - $ / oz - sold	82,555	-	-	82,555	391	-	-	391
Total cash costs	- R / kg	/ - $ / oz - produced	50,177	-	-	50,177	237	-	-	237
Total production costs	- R / kg	/ - $ / oz - produced	75,617	-	-	75,617	358	-	-	358
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,244	-	-	1,244	40.00	-	-	40.00
Actual	- g	/ - oz	1,024	-	-	1,024	32.92	-	-	32.92
FINANCIAL RESULTS (MILLION)										
Gold income			66	-	-	66	10	-	-	10
Cost of sales			65	-	-	65	10	-	-	10
Cash operating costs			36	-	-	36	6	-	-	6
Other cash costs			3	-	-	3	-	-	-	-
Total cash costs			39	-	-	39	6	-	-	6
Rehabilitation and other non-cash costs			1	-	-	1	-	-	-	-
Production costs			40	-	-	40	6	-	-	6
Amortisation of mining assets			20	-	-	20	3	-	-	3
Inventory change			5	-	-	5	1	-	-	1
			1	-	-	1	-	-	-	-
Realised non-hedge derivatives			(1)	-	-	(1)	-	-	-	-
Adjusted operating profit			-	-	-	-	-	-	-	-
Capital expenditure			13	-	-	13	2	-	-	2

Ghana

IDUAPRIEM - Attributable 85%			Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	3,315	-	-	3,315	3,655	-	-	3,655
Treated	- 000 tonnes	/ - 000 tons	542	-	-	542	597	-	-	597
Stripping ratio	- t (mined total - mined ore) / t mined ore		4.80	-	-	4.80	4.80	-	-	4.80
Yield	- g / t	/ - oz / t	1.48	-	-	1.48	0.043	-	-	0.043
Gold in ore	- kg	/ - oz (000)	1,019	-	-	1,019	33	-	-	33
Gold produced	- kg	/ - oz (000)	802	-	-	802	26	-	-	26
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	23	-	-	23	26	-	-	26
Placed [1]	- 000 tonnes	/ - 000 tons	9	-	-	9	10	-	-	10
Gold produced	- kg	/ - oz (000)	36	-	-	36	1	-	-	1
TOTAL										
Yield [2]	- g / t	/ - oz / t	1.48	-	-	1.48	0.043	-	-	0.043
Gold produced	- kg	/ - oz (000)	838	-	-	838	27	-	-	27
Gold sold	- kg	/ - oz (000)	845	-	-	845	27	-	-	27
Price received	- R / kg	/ - $ / oz - sold	84,757	-	-	84,757	400	-	-	400
Total cash costs	- R / kg	/ - $ / oz - produced	65,545	-	-	65,545	309	-	-	309
Total production costs	- R / kg	/ - $ / oz - produced	84,258	-	-	84,258	397	-	-	397
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	807	-	-	807	25.96	-	-	25.96
Actual	- g	/ - oz	609	-	-	609	19.59	-	-	19.59
FINANCIAL RESULTS (MILLION)										
Gold income			75	-	-	75	11	-	-	11
Cost of sales			70	-	-	70	10	-	-	10
Cash operating costs			51	-	-	51	8	-	-	8
Other cash costs			4	-	-	4	-	-	-	-
Total cash costs			55	-	-	55	8	-	-	8
Rehabilitation and other non-cash costs			1	-	-	1	-	-	-	-
Production costs			56	-	-	56	8	-	-	8
Amortisation of mining assets			15	-	-	15	2	-	-	2
Inventory change			(1)	-	-	(1)	-	-	-	-
			5	-	-	5	1	-	-	1
Realised non-hedge derivatives			(3)	-	-	(3)	(1)	-	-	(1)
Adjusted operating profit			2	-	-	2	-	-	-	-
Capital expenditure			3	-	-	3	1	-	-	1

[1] Tonnes / Tons placed onto leach pad.
[2] Total yield excludes the heap leach operation

Ghana

OBUASI			Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	330	-	-	330	363	-	-	363
Treated	- 000 tonnes	/ - 000 tons	344	-	-	344	379	-	-	379
Yield	- g / t	/ - oz / t	5.39	-	-	5.39	0.157	-	-	0.157
Gold in ore	- kg	/ - oz (000)	2,305	-	-	2,305	74	-	-	74
Gold produced	- kg	/ - oz (000)	1,852	-	-	1,852	60	-	-	60
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	247	-	-	247	272	-	-	272
Yield	- g / t	/ - oz / t	0.68	-	-	0.68	0.020	-	-	0.020
Gold produced	- kg	/ - oz (000)	168	-	-	168	5	-	-	5
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	583	-	-	583	643	-	-	643
Treated	- 000 tonnes	/ - 000 tons	99	-	-	99	109	-	-	109
Stripping ratio	- t (mined total - mined ore) / t mined ore		6.93	-	-	6.93	6.93	-	-	6.93
Yield	- g / t	/ - oz / t	1.76	-	-	1.76	0.051	-	-	0.051
Gold in ore	- kg	/ - oz (000)	354	-	-	354	11	-	-	11
Gold produced	- kg	/ - oz (000)	175	-	-	175	6	-	-	6
TOTAL										
Yield	- g / t	/ - oz / t	3.18	-	-	3.18	0.093	-	-	0.093
Gold produced	- kg	/ - oz (000)	2,194	-	-	2,194	71	-	-	71
Gold sold	- kg	/ - oz (000)	2,167	-	-	2,167	70	-	-	70
Price received	- R / kg	/ - $ / oz - sold	84,892	-	-	84,892	400	-	-	400
Total cash costs	- R / kg	/ - $ / oz - produced	61,905	-	-	61,905	292	-	-	292
Total production costs	- R / kg	/ - $ / oz - produced	86,944	-	-	86,944	410	-	-	410
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	238	-	-	238	7.65	-	-	7.65
Actual	- g	/ - oz	210	-	-	210	6.75	-	-	6.75
FINANCIAL RESULTS (MILLION)										
Gold income			192	-	-	192	29	-	-	29
Cost of sales			186	-	-	186	28	-	-	28
Cash operating costs			127	-	-	127	20	-	-	20
Other cash costs			9	-	-	9	1	-	-	1
Total cash costs			136	-	-	136	21	-	-	21
Rehabilitation and other non-cash costs			-	-	-	-	-	-	-	-
Production costs			136	-	-	136	21	-	-	21
Amortisation of mining assets			55	-	-	55	8	-	-	8
Inventory change			(5)	-	-	(5)	(1)	-	-	(1)
			6	-	-	6	1	-	-	1
Realised non-hedge derivatives			(8)	-	-	(8)	(1)	-	-	(1)
Adjusted operating profit			(2)	-	-	(2)	-	-	-	-
Capital expenditure			48	-	-	48	7	-	-	7

Guinea

SIGUIRI - Attributable 85%			Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1 029	-	-	1 029	1,135	-	-	1,135
Placed [1]	- 000 tonnes	/ - 000 tons	593	-	-	593	653	-	-	653
Stripping ratio	- t (mined total - mined ore) / t mined ore		0.46	-	-	0.46	0.46	-	-	0.46
Yield [2]	- g / t	/ - oz / t	1.12	-	-	1.12	0.033	-	-	0.033
Gold placed [3]	- kg	/ - oz (000)	663	-	-	663	21	-	-	21
Gold produced	- kg	/ - oz (000)	535	-	-	535	17	-	-	17
Gold sold	- kg	/ - oz (000)	-	-	-	-	-	-	-	-
Price received	- R / kg	/ - $ / oz - sold	-	-	-	-	-	-	-	-
Total cash costs	- R / kg	/ - $ / oz - produced	82,013	-	-	82,013	386	-	-	386
Total production costs	- R / kg	/ - $ / oz - produced	109,599	-	-	109,599	516	-	-	516
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	566	-	-	566	18.21	-	-	18.21
Actual	- g	/ - oz	273	-	-	273	8.78	-	-	8.78
FINANCIAL RESULTS (MILLION)										
Gold income			-	-	-	-	-	-	-	-
Cost of sales			9	-	-	9	1	-	-	1
Cash operating costs			42	-	-	42	7	-	-	7
Other cash costs			2	-	-	2	-	-	-	-
Total cash costs			44	-	-	44	7	-	-	7
Rehabilitation and other non-cash costs			3	-	-	3	-	-	-	-
Production costs			47	-	-	47	7	-	-	7
Amortisation of mining assets			11	-	-	11	2	-	-	2
Inventory change			(49)	-	-	(49)	(8)	-	-	(8)
			(9)	-	-	(9)	(1)	-	-	(1)
Realised non-hedge derivatives			(4)	-	-	(4)	(1)	-	-	(1)
Adjusted operating profit			(13)	-	-	(13)	(2)	-	-	(2)
Capital expenditure			94	-	-	94	14	-	-	14

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Mali

		Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
MORILA - Attributable 40%		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	786	994	827	1,780	1,028	1,300	1,083	2,328
Mined	- 000 tonnes / - 000 tons	2,175	2,696	2,131	4,871	2,397	2,972	2,350	5,369
Treated	- 000 tonnes / - 000 tons	346	318	308	664	382	350	340	732
Stripping ratio	- t (mined total - mined ore) / t mined ore	4.11	5.59	3.19	4.84	4.11	5.59	3.19	4.84
Yield	- g / t / - oz / t	3.06	4.19	9.54	3.60	0.089	0.122	0.278	0.105
Gold produced	- kg / - oz (000)	1,058	1,332	2,942	2,390	34	43	95	77
Gold sold	- kg / - oz (000)	1,089	1,287	3,005	2,376	35	41	97	76
Price received	- R / kg / - $ / oz - sold	74,061	81,026	84,164	77,833	353	374	337	365
Total cash costs	- R / kg / - $ / oz - produced	50,383	34,345	23,387	41,445	238	158	94	194
Total production costs	- R / kg / - $ / oz - produced	72,640	54,949	38,758	62,781	344	253	156	293
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	2,302	2,281	3,863	2,291	74.02	73.33	124.18	73.67
Actual	- g / - oz	1,353	1,822	4,282	1,580	43.51	58.59	137.67	50.79
FINANCIAL RESULTS (MILLION)									
Gold income		79	103	253	182	12	15	32	27
Cost of sales		78	69	115	147	12	10	15	22
Cash operating costs		48	38	51	86	7	6	6	13
Other cash costs		6	7	18	13	1	1	3	2
Total cash costs		54	45	69	99	8	7	9	15
Rehabilitation and other non-cash costs		1	2	-	3	-	-	-	-
Production costs		55	47	69	102	8	7	9	15
Amortisation of mining assets		22	26	45	48	3	4	6	7
Inventory change		1	(4)	1	(3)	1	(1)	-	-
		1	34	138	35	-	5	17	5
Realised non-hedge derivatives		2	1	-	3	1	-	-	1
Adjusted operating profit		3	35	138	38	1	5	17	6
Capital expenditure		1	3	9	4	1	-	1	1

Mali

				Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
SADIOLA - Attributable 38%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	751	819	966	1,570	981	1,072	1,263	2,053
Mined	- 000 tonnes	/	- 000 tons	1,386	1,545	1,840	2,931	1,528	1,703	2,028	3,231
Treated	- 000 tonnes	/	- 000 tons	493	439	491	932	543	484	541	1,027
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.17	1.31	1.70	1.24	1.17	1.31	1.70	1.24
Yield	- g / t	/	- oz / t	2.82	3.15	2.52	2.97	0.082	0.092	0.074	0.087
Gold produced	- kg	/	- oz (000)	1,386	1,385	1,237	2,771	44	45	39	89
Gold sold	- kg	/	- oz (000)	1,375	1,394	1,193	2,769	44	45	39	89
Price received	- R / kg	/	- $ / oz - sold	82,614	88,501	86,457	85,578	392	408	347	400
Total cash costs	- R / kg	/	- $ / oz - produced	49,087	46,977	52,990	48,033	232	216	213	224
Total production costs	- R / kg	/	- $ / oz - produced	61,607	59,859	68,618	60,734	291	276	276	283
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	1,676	2,061	2,115	1,869	53.89	66.28	68.01	60.08
Actual	- g	/	- oz	1,967	1,907	1,808	1,936	63.24	61.30	58.12	62.26
FINANCIAL RESULTS (MILLION)											
Gold income				115	123	103	238	18	18	14	36
Cost of sales				86	82	82	168	14	12	11	26
Cash operating costs				60	56	58	116	10	8	8	18
Other cash costs				8	9	7	17	1	1	1	2
Total cash costs				68	65	65	133	11	9	9	20
Rehabilitation and other non-cash costs				1	1	1	2	1	0	0	1
Production costs				69	66	66	135	12	9	9	21
Amortisation of mining assets				16	17	19	33	2	3	3	5
Inventory change				1	(1)	(3)	-	-	-	(1)	-
				29	41	21	70	4	6	3	10
Realised non-hedge derivatives				(1)	-	-	(1)	-	-	-	-
Adjusted operating profit				28	41	21	69	4	6	3	10
Capital expenditure				12	8	6	20	2	1	1	3

Mali

		Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
YATELA - Attributable 40%		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS **HEAP LEACH OPERATION**									
Mined	- 000 tonnes / - 000 tons	1,985	2,967	1,782	4,952	2,187	3,271	1,965	5,458
Placed [1]	- 000 tonnes / - 000 tons	303	258	278	561	334	284	307	618
Stripping ratio	- t (mined total - mined ore) / t mined ore	4.91	6.70	7.18	5.87	4.91	6.70	7.18	5.87
Yield [2]	- g / t / - oz / t	3.61	3.58	3.82	3.60	0.105	0.104	0.112	0.105
Gold placed [3]	- kg / - oz (000)	1,094	922	1,064	2,016	35	30	34	65
Gold produced	- kg / - oz (000)	769	635	931	1,404	25	20	30	45
Gold sold	- kg / - oz (000)	880	566	878	1,446	28	18	28	46
Price received	- R / kg / - $ / oz - sold	83,553	87,528	86,232	85,110	395	405	346	399
Total cash costs	- R / kg / - $ / oz - produced	50,423	59,557	49,406	54,553	238	274	198	255
Total production costs	- R / kg / - $ / oz - produced	62,370	73,064	61,318	67,205	295	338	246	314
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	1,044	937	1,667	991	33.58	30.13	53.60	31.86
Actual	- g / - oz	914	730	1 383	820	29.38	23.47	44.46	26.38
FINANCIAL RESULTS (MILLION)									
Gold income		73	50	76	123	12	7	9	19
Cost of sales		56	43	55	99	9	6	7	15
Cash operating costs		34	34	41	68	5	5	5	10
Other cash costs		5	4	5	9	-	1	-	1
Total cash costs		39	38	46	77	5	6	5	11
Rehabilitation and other non-cash costs		1	1	1	2	1	-	-	1
Production costs		40	39	47	79	6	6	5	12
Amortisation of mining assets		8	7	11	15	1	1	2	2
Inventory change		8	(3)	(3)	5	2	(1)	-	1
		17	7	21	24	3	1	2	4
Realised non-hedge derivatives		-	-	-	-	-	-	-	-
Adjusted operating profit		17	7	21	24	3	1	2	4
Capital expenditure		5	6	14	11	1	1	2	2

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.

Namibia

NAVACHAB			Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	15	-	360	15	19	-	471	19
Mined	- 000 tonnes	/ - 000 tons	39	1	974	40	43	1	1,074	44
Treated	- 000 tonnes	/ - 000 tons	345	299	344	644	381	329	380	710
Stripping ratio	- t (mined total - mined ore) / t mined ore		0.33	-	0.69	0.35	0.33	-	0.69	0.35
Yield	- g / t	/ - oz / t	1.46	1.54	1.90	1.50	0.042	0.045	0.056	0.044
Gold produced	- kg	/ - oz (000)	503	460	657	963	16	15	21	31
Gold sold	- kg	/ - oz (000)	538	460	657	998	17	15	21	32
Price received	- R / kg	/ - $ / oz - sold	83,549	87,867	85,900	85,538	396	406	346	400
Total cash costs	- R / kg	/ - $ / oz - produced	67,876	65,487	54,756	66,734	320	302	220	312
Total production costs	- R / kg	/ - $ / oz - produced	76,372	70,177	57,533	73,412	360	324	231	343
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	405	521	626	463	13.02	16.76	20.12	14.89
Actual	- g	/ - oz	783	732	634	758	25.19	23.52	20.40	24.36
FINANCIAL RESULTS (MILLION)										
Gold income			44	41	56	85	7	6	8	13
Cost of sales			39	33	40	72	6	5	6	11
Cash operating costs			34	30	35	64	6	4	5	10
Other cash costs			-	-	1	-	-	-	-	-
Total cash costs			34	30	36	64	6	4	5	10
Rehabilitation and other non-cash costs			-	1	-	1	(1)	1	-	-
Production costs			34	31	36	65	5	5	5	10
Amortisation of mining assets			4	2	2	6	1	-	1	1
Inventory change			1	-	2	1	-	-	-	-
			5	8	16	13	1	1	2	2
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Adjusted operating profit			5	8	16	13	1	1	2	2
Capital expenditure			101	4	6	105	15	1	-	16

USA

		Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
CRIPPLE CREEK & VICTOR J.V.		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	13,885	14,434	10,189	28,319	15,305	15,911	11,232	31,216
Placed [1]	- 000 tonnes / - 000 tons	4,722	4,432	4,365	9,154	5,206	4,885	4,811	10,091
Stripping ratio	- t (mined total - mined ore) / t mined ore	2.14	2.13	1.54	2.13	2.14	2.13	1.54	2.13
Yield [2]	- g / t / - oz / t	0.59	0.67	0.72	0.63	0.017	0.020	0.021	0.018
Gold placed [3]	- kg / - oz (000)	2,795	2,972	3,157	5,767	89	96	102	185
Gold produced	- kg / - oz (000)	2,373	2,237	2,433	4,610	76	72	78	148
Gold sold	- kg / - oz (000)	2,375	2,306	2,433	4,681	76	74	78	150
Price received	- R / kg / - $ / oz - sold	68,941	65,879	85,559	67,433	327	302	344	315
Total cash costs [4]	- R / kg / - $ / oz - produced	44,081	45,307	46,736	44,676	208	208	188	208
Total production costs	- R / kg / - $ / oz - produced	57,610	64,726	77,817	61,064	272	297	313	284
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	2,857	2,696	2,488	2,777	91.85	86.69	80.00	89.27
Actual	- g / - oz	2,513	2,383	2,447	2,448	80.80	76.60	78.68	78.71
FINANCIAL RESULTS (MILLION)									
Gold income		167	153	205	320	25	23	27	48
Cost of sales		137	145	189	282	20	22	25	42
Cash operating costs		127	129	142	256	19	19	18	38
Other cash costs		4	5	5	9	-	1	-	1
Total cash costs		131	134	147	265	19	20	18	39
Rehabilitation and other non-cash costs		(7)	(7)	(6)	(14)	(1)	(1)	-	(2)
Production costs		124	127	141	251	18	19	18	37
Amortisation of mining assets		60	74	82	134	9	11	11	20
Inventory change		(47)	(56)	(34)	(103)	(7)	(8)	(4)	(15)
		30	8	16	38	5	1	2	6
Realised non-hedge derivatives		(3)	(1)	3	(4)	(1)	-	1	(1)
Adjusted operating profit		27	7	19	34	4	1	3	5
Capital expenditure		18	16	63	34	3	2	8	5

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

Tanzania

				Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
GEITA - Attributable 100% May 2004				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	4,367	3,036	2,957	7,402	5,677	3,971	3,868	9,648
Mined	- 000 tonnes	/	- 000 tons	11,236	7,792	7,849	19,028	12,386	8,589	8,651	20,975
Treated	- 000 tonnes	/	- 000 tons	1,253	721	747	1,974	1,382	794	823	2,176
Stripping ratio	- t (mined total - mined ore) / t mined ore			6.60	10.53	10.93	7.83	6.60	10.53	10.93	7.83
Yield	- g / t	/	- oz / t	3.46	4.02	2.58	3.66	0.101	0.117	0.075	0.107
Gold produced	- kg	/	- oz (000)	4,339	2,895	1,925	7,234	140	93	62	233
Gold sold	- kg	/	- oz (000)	3,949	2,895	1,925	6,844	127	93	62	220
Price received	- R / kg	/	- $ / oz - sold	76,043	75,103	76,380	75,646	357	347	307	352
Total cash costs	- R / kg	/	- $ / oz - produced	48,015	41,193	57,231	45,284	226	190	230	212
Total production costs	- R / kg	/	- $ / oz - produced	64,139	51,075	66,274	58,910	302	235	267	275
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	1,187	1,360	1,342	1,251	38.18	43.71	43.13	40.21
Actual	- g	/	- oz	1,159	1,333	934	1,223	37.26	42.85	30.03	39.31
FINANCIAL RESULTS (MILLION)											
Gold income				299	216	145	515	45	32	19	77
Cost of sales				256	146	126	402	38	22	17	60
Cash operating costs				193	109	103	302	29	16	13	45
Other cash costs				16	10	7	26	2	2	1	4
Total cash costs				209	119	110	328	31	18	14	49
Rehabilitation and other non-cash costs				2	1	1	3	1	-	1	1
Production costs				211	120	111	331	32	18	15	50
Amortisation of mining assets				68	28	16	96	10	4	2	14
Inventory change				(23)	(2)	(1)	(25)	(4)	-	-	(4)
				43	70	19	113	7	10	2	17
Realised non-hedge derivatives				2	3	2	5	1	-	1	1
Adjusted operating profit				45	73	21	118	8	10	3	18
Capital expenditure				19	6	17	25	3	1	2	4

Zimbabwe

				Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004	Quarter ended June 2004	Quarter ended March 2004	Quarter ended June 2003	Year to date June 2004
FREDA-REBECCA				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	45	-	-	45	50	-	-	50
Treated	- 000 tonnes	/	- 000 tons	45	-	-	45	50	-	-	50
Yield	- g / t	/	- oz / t	1.68	-	-	1.68	0.049	-	-	0.049
Gold in ore	- kg	/	- oz (000)	92	-	-	92	3	-	-	3
Gold produced	- kg	/	- oz (000)	77	-	-	77	2	-	-	2
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	60	-	-	60	67	-	-	67
Treated	- 000 tonnes	/	- 000 tons	33	-	-	33	36	-	-	36
Stripping ratio	- t (mined total - mined ore) / t mined ore			0.84	-	-	0.84	0.84	-	-	0.84
Yield	- g / t	/	- oz / t	1.48	-	-	1.48	0.043	-	-	0.043
Gold in ore	- kg	/	- oz (000)	70	-	-	70	2	-	-	2
Gold produced	- kg	/	- oz (000)	49	-	-	49	2	-	-	2
TOTAL											
Yield	- g / t	/	- oz / t	1.60	-	-	1.60	0.047	-	-	0.047
Gold produced	- kg	/	- oz (000)	125	-	-	125	4	-	-	4
Gold sold	- kg	/	- oz (000)	125	-	-	125	4	-	-	4
Price received	- R / kg	/	- $ / oz - sold	88,265	-	-	88,265	418	-	-	418
Total cash costs	- R / kg	/	- $ / oz - produced	95,120	-	-	95,120	447	-	-	447
Total production costs	- R / kg	/	- $ / oz - produced	115,258	-	-	115,258	543	-	-	543
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	203	-	-	203	6.52	-	-	6.52
Actual	- g	/	- oz	83	-	-	83	2.67	-	-	2.67
FINANCIAL RESULTS (MILLION)											
Gold income				11	-	-	11	1	-	-	1
Cost of sales				15	-	-	15	2	-	-	2
Cash operating costs				12	-	-	12	2	-	-	2
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				12	-	-	12	2	-	-	2
Rehabilitation and other non-cash costs				1	-	-	1	-	-	-	-
Production costs				13	-	-	13	2	-	-	2
Amortisation of mining assets				2	-	-	2	-	-	-	-
Inventory change				-	-	-	-	-	-	-	-
				(4)	-	-	(4)	(1)	-	-	(1)
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Adjusted operating profit				(4)	-	-	(4)	(1)	-	-	(1)
Capital expenditure				2	-	-	2	-	-	-	-

Administrative information

ANGLOGOLD ASHANTI LIMITED
(formerly: AngloGold Limited)

Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
ISIN: ZAE000043485
Share codes:

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GSE:	AGA
Euronext Paris:	VA
Euronext Brussels:	ANG BB

JSE Sponsor: UBS

Auditors: Ernst & Young

Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail:
slenahan@anglogoldashanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@anglogoldashanti.com

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail:
cecarter@anglogoldashanti.com

Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail:
amaxey@anglogoldashanti.com.au

General E-mail enquiries
investors@anglogoldashanti.com

AngloGold Ashanti website
http://www.anglogoldashanti.com

Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
Dr S E Jonah KBE [?]
K H Williams

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman [#]
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British   [#] American   [?]Ghanaian

Offices
Registered and Corporate
Managing Secretary
Ms Y Z Simelane

Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services
2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown
2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7722

United Kingdom
Computershare Investor Services
PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in
Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

Global BuyDIRECT[SM]
BoNY maintains a direct share
purchase and dividend
reinvestment plan for ANGLOGOLD
ASHANTI.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 2004

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary